File No. 333-223006
                                                                    CIK #1716481

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, SERIES 1862

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

PAUL HASTINGS LLP                               INVESCO CAPITAL MARKETS, INC.
Attention: Michael R. Rosella, Esq.             Attention: John M. Zerr, Esq.
200 Park Avenue                                 11 Greenway Plaza
New York, New York  10166                       Houston, Texas 77046-1173


     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     /x/ Check box if it is proposed that this filing will become effective immediately upon filing on April 9, 2018, pursuant to Rule 487.



All Cap Core Strategy 2018-2

Large Cap Core Strategy 2018-2

Mid Cap Core Strategy 2018-2

Small Cap Core Strategy 2018-2

S&P PowerPicks Portfolio 2018-2

Dividend Income Leaders Strategy Portfolio 2018-2

Large Cap Value Strategy 2018-2
--------------------------------------------------------------------------------

   Each unit investment trust named above (the "Portfolios"), included in Invesco Unit Trusts, Series 1862, invests in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.





                                 April 9, 2018


      You should read this prospectus and retain it for future reference.
--------------------------------------------------------------------------------

 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.



INVESCO



All Cap Core Strategy

   Investment Objective. The Portfolio seeks to provide capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by using 3 separate and unique enhanced index strategies[1] to select a portfolio of 120 stocks. The Large Cap Core Strategy will make up approximately 60% of the initial Portfolio, while the Mid Cap Core Strategy and Small Cap Core Strategy will each comprise approximately 20%. Each strategy will produce 40 stocks using the selection processes described below. Invesco Capital Markets, Inc., the Sponsor, implemented the Portfolio strategy using information available through FactSet as of the close of business on March 29, 2018 (the "Selection Date").


   Large Cap Core Strategy. The selection process for this strategy selects 20 stocks derived from the S&P 500 Growth Index using the Large Cap Growth Strategy and 20 stocks derived from the S&P Value Index using the Large Cap Value Strategy.

   Large Cap Growth Strategy:
   --------------------------

   Step 1: Begin with the stocks in the S&P 500 Growth Index[2]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on the Price-to-Free Cash Flow and exclude all but the lowest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Return on Invested Capital and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the highest 3-Month Relative Sector Performance for the Portfolio

----------------------
1 An enhanced index strategy refers to a unit investment trust strategy, sponsored by Invesco Capital Markets, Inc., that seeks to outperform an index by investing in an objectively selected subset of stocks from the same index.

2 For stocks included in both the S&P 500 Growth and the S&P 500 Value Indices, include only stocks with a higher "Growth Weight" than "Value Weight" for the Large Cap Growth Strategy, or with the higher "Value Weight" than "Growth Weight" for the Large Cap Value Strategy. "Growth Weight" and "Value Weight" are metrics furnished by S&P representing a company's weight within its respective S&P index.


   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by S&P's Global Industry Classification Standard ("GICS")). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

   Large Cap Value Strategy:
   -------------------------

   Step 1: Begin with the stocks in the S&P 500 Value Index[2]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on the highest 6-Month Relative Sector Performance and exclude all but the highest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Cash Percentage of Market Capitalization and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the lowest Price-to-Free Cash Flow for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by GICS). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

   Mid Cap Core Strategy. The selection process for this strategy selects 20 stocks derived from the S&P Mid Cap 400 Growth Index using the Mid Cap Growth Strategy and 20 stocks derived from the S&P Mid Cap 400 Value Index using the Mid Cap Value Strategy.

   Mid Cap Growth Strategy:
   ------------------------

   Step 1: Begin with the stocks in the S&P MidCap 400 Growth Index[3]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on the Forward P/E and exclude all but the lowest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Cash Percentage of Market Capitalization and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the highest Long-Term Growth Rates for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by GICS). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

   Mid Cap Value Strategy:
   -----------------------

   Step 1: Begin with the stocks in the S&P MidCap 400 Value Index[3]

------------------------
3 For stocks included in both the S&P MidCap 400 Growth and the S&P MidCap 400 Value Indices, include only stocks with a higher "Growth Weight" than "Value Weight" for the Mid Cap Growth Strategy, or with the higher "Value Weight" than "Growth Weight" for the Mid Cap Value Strategy.


   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on the highest 1-Year Sales Growth and exclude all but the highest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Operating Cash Flow-to-Net Income and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the lowest Price-to-Sales for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by GICS). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

   Small Cap Core Strategy. The selection process for this strategy selects 20 stocks derived from the S&P Small Cap 600 Growth Index using the Small Cap Growth Strategy and 20 stocks derived from the S&P Small Cap 600 Value Index using the Small Cap Value Strategy.

   Small Cap Growth Strategy:
   --------------------------

   Step 1: Begin with the stocks in the S&P SmallCap 600 Growth Index[4]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

----------------------
4 For stocks included in both the S&P SmallCap 600 Growth and the S&P SmallCap 600 Value Indices, include only stocks with a higher "Growth Weight" than "Value Weight" for the Small Cap Growth Strategy, or with the higher "Value Weight" than "Growth Weight" for the Small Cap Value Strategy.


   Step 3: Rank the remaining stocks from the previous step based on the Enterprise Value to EBITDA and exclude all but the lowest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Return on Invested Capital and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the highest 6-Month Relative Sector Performance for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by GICS). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

   Small Cap Value Strategy:
   -------------------------

   Step 1: Begin with the stocks in the S&P SmallCap 600 Value Index[4]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on Long-Term Growth Rates and exclude all but the highest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Debt-to-Equity and exclude all but the lowest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the lowest Price/Operating Earnings for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by GICS). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

   With respect to each strategy described above, if more than 8 stocks in the initial portfolio are from a single economic sector (as defined by GICS), any such additional stock will be replaced with the stock with the next highest rank after Step 5 that is not in the same sector.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Factor Definitions:
   -------------------

   Market Capitalization - A stock's share price multiplied by the number of shares outstanding.

   Price-to-Free Cash Flow - Stock price divided by last twelve months free cash flow. "Free cash flow" is net income plus depreciation and amortization and deferred income taxes; and minus capital expenditures and common and preferred dividends; all from the cash flow statement.

   Return on Invested Capital - Last twelve months net income before extraordinary items divided by total capital (long-term debt plus common and preferred equity and minority interest).

   3-Month Relative Sector Performance - The percentage return of the stock over the last three months relative to the median return of all stocks in its sector.

   6-Month Relative Sector Performance - The percentage return of the stock over the last six months relative to the median return for all stocks in its sector. In other words, a positive value for this metric would reflect that during the time frame a stock generally outperformed stocks of other companies in its sector, while a negative value would reflect that a stock generally underperformed stocks of other companies in the same sector.

   Cash Percentage of Market Capitalization - Cash divided by market capitalization.

   Forward P/E - FactSet next year fiscal year earnings divided by price (prior to 12/31/13 data was provided by First Call, or if not available for a particular company, by I/B/E/S). "FactSet" and "I/B/E/S" are databases of security recommendations and estimates from many different contributing firms that translate the data into uniform consensus average recommendations and estimates from contributing firms. "First Call" is a database provided by Thompson Reuters that gathers research notes and earnings estimates from brokerage analysts.

   Long-Term Growth Rates - FactSet mean growth rate estimate representing the expected annual increase in operating earnings over the next business cycle (prior to 12/31/13 data was provided by I/B/E/S).

   1-Year Sales Growth - Percentage change in sales over the last twelve months.

   Operating Cash Flow-to-Net Income - Last twelve months cash from operations divided by last twelve months net income.

   Price-to-Sales - Price times shares outstanding divided by sales for the last twelve months.

   Enterprise Value to EBITDA - Enterprise value divided by Earnings before Interest, Taxes, Depreciation, and Amortization ("EBITDA"). "Enterprise value" equals stock market capitalization plus sum of debt and preferred stock minus cash and cash equivalents.

   Debt-to-Equity - Total debt (short-term plus long-term) dividend by equity (common plus preferred).

   Price/Operating Earnings - Last twelve months operating earnings (sales
(net) minus cost of goods sold and selling, general, and administrative expenses before deducting depreciation, depletion and amortization).

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o The Portfolio invests in stocks of large cap companies. Large cap companies are more mature and may grow more slowly than the economy as a whole and tend to go in and out of favor based on market and economic conditions.

     o The Portfolio invests in stocks of smaller capitalization companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Smaller capitalization companies may have limited products or financial resources, management inexperience and less publicly available information.


     o The Portfolio is concentrated in securities issued by companies in the financials sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.189%     $1.850
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.191%     $1.871
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.247%     $2.421*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    228
3 years        702
5 years      1,200
10 years     2,565


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from August 10, 2018 through January 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price -- General."


--------------------------------------------------------------------------------
                    Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                            April 9, 2018

Mandatory Termination Date                         July 18, 2019

Estimated Net Annual Income1                   $0.10030 per Unit

Estimated Initial Distribution1                   $0.02 per Unit

Record Dates                            10th day of each August,
                                           November and February
                                      commencing August 10, 2018

Distribution Dates                      25th day of each August,
                                          November and February,
                                      commencing August 25, 2018

CUSIP Numbers                                  Cash -- 46141A506
                                           Reinvest -- 46141A514
                                     Fee Based Cash -- 46141A522
                                 Fee Based Reinvest -- 46141A530

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the S&P 1500[R] Index and the S&P 500[R] Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

              Hypothetical Total Return
-------------------------------------------------------
                Hypothetical
                  Strategy      S&P 1500      S&P 500
Year              Stocks         Index         Index
-------------------------------------------------------

1997               38.63%        32.93%        33.36%
1998               24.99         26.32         28.58
1999               26.65         20.25         21.04
2000               10.39         (6.97)        (9.10)
2001                3.70        (10.64)       (11.89)
2002               (9.39)       (21.31)       (22.10)
2003               35.11         29.57         28.68
2004               18.48         11.77         10.88
2005               11.39          5.65          4.91
2006               15.65         15.32         15.79
2007                2.81          5.53          5.49
2008              (31.75)       (36.72)       (37.00)
2009               37.89         27.23         26.47
2010               24.13         16.38         15.06
2011                1.58          1.74          2.11
2012               15.43         16.14         16.00
2013               39.24         32.79         32.38
2014               11.24         13.07         13.68
2015               (0.46)         1.00          1.37
2016               13.19         13.02         11.95
2017               20.87         21.12         21.82
Through 03/31/18   (2.45)        (0.72)        (0.76)


See "Notes to Hypothetical Performance Tables".


All Cap Core Strategy 2018-2

Portfolio
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
            Consumer Discretionary - 13.17%
        197  Best Buy Company, Inc.             $    70.4900     2.55%  $   13,886.53
        470  Chico's FAS, Inc.                        9.9200     3.43        4,662.40
         35  Children's Place, Inc.                 132.9500     1.50        4,653.25
        137  Dick's Sporting Goods, Inc.             33.7600     2.67        4,625.12
         78  Dunkin' Brands Group, Inc.              59.6900     2.33        4,655.82
        206  Ethan Allen Interiors, Inc.             22.7500     3.34        4,686.50
        133  Gentherm, Inc.                          35.0000     0.00        4,655.00
        218  Kohl's Corporation                      64.0000     3.81       13,952.00
         64  LGI Homes, Inc.                         73.2100     0.00        4,685.44
          2  NVR, Inc.                            3,122.0000     0.00        6,244.00
         59  O'Reilly Automotive, Inc.              237.1900     0.00       13,994.21
        177  Penn National Gaming, Inc.              26.2800     0.00        4,651.56
        116  Skechers U.S.A., Inc. - CL A            40.2600     0.00        4,670.16
        130  Sleep Number Corporation                34.8800     0.00        4,534.40
        240  Starbucks Corporation                   58.3400     2.06       14,001.60
         46  Strayer Education, Inc.                101.5400     0.98        4,670.84
        108  Toll Brothers, Inc.                     43.1900     1.02        4,664.52
        272  Vista Outdoor, Inc.                     17.2700     0.00        4,697.44
            Consumer Staples - 3.50%
         61  Constellation Brands, Inc. - CL A      227.1900     1.30       13,858.59
        590  Kroger Company                          23.7700     2.10       14,024.30
         60  Post Holdings, Inc.                     77.9400     0.00        4,676.40
            Energy - 3.01%
        132  PBF Energy, Inc. - CL A                 34.9300     3.44        4,610.76
        480  QEP Resources, Inc.                      9.7900     0.00        4,699.20
+       486  TechnipFMC plc                          28.8500     1.80       14,021.10
        185  U.S. Silica Holdings, Inc.              25.2300     0.99        4,667.55
            Financials - 26.03%
         42  American Financial Group, Inc.         109.6700     1.28        4,606.14
         85  Banner Corporation                      54.9100     2.55        4,667.35
         27  BlackRock, Inc.                        519.9200     2.22       14,037.84
        117  BofI Holding, Inc.                      40.2400     0.00        4,708.08
         67  City Holding Company                    69.4800     2.65        4,655.16
         88  Community Bank System, Inc.             53.0400     2.56        4,667.52
        198  Discover Financial Services             70.3400     1.99       13,927.32
         85  Eaton Vance Corporation                 54.3500     2.28        4,619.75
         52  Evercore, Inc. - CL A                   88.4500     1.81        4,599.40
        447  Fifth Third Bancorp                     31.2400     2.05       13,964.28
+       732  First BanCorp                            6.3100     0.00        4,618.92
        192  First Midwest Bancorp, Inc.             24.3000     1.81        4,665.60
        120  Great Western Bancorp, Inc.             38.7800     2.06        4,653.60
         76  Green Dot Corporation - CL A            61.7400     0.00        4,692.24
        960  Huntington Bancshares, Inc.             14.5600     3.02       13,977.60
+       148  Janus Henderson Group plc               31.6600     4.04        4,685.68
        128  JPMorgan Chase & Company               109.0900     2.05       13,963.52

All Cap Core Strategy 2018-2

Portfolio (continued)
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
            Financials - continued
        101  Mercury General Corporation        $    45.9700     5.44%  $    4,642.97
         88  Moody's Corporation                    158.9900     1.11       13,991.12
        262  Morgan Stanley                          53.0400     1.89       13,896.48
        286  Northwest Bancshares, Inc.              16.3100     4.17        4,664.66
         73  Pinnacle Financial Partners, Inc.       63.8000     0.88        4,657.40
         95  PNC Financial Services Group, Inc.     147.9500     2.03       14,055.25
         75  S&P Global, Inc.                       187.3200     1.07       14,049.00
        412  SLM Corporation                         11.3700     0.00        4,684.44
         82  Stifel Financial Corporation            56.4200     0.85        4,626.44
        414  Synchrony Financial                     33.8100     1.77       13,997.34
        102  Travelers Companies, Inc.              137.2500     2.10       13,999.50
        150  Universal Insurance Holdings, Inc.      31.0500     1.80        4,657.50
         79  Walker & Dunlop, Inc.                   59.2900     0.00        4,683.91
            Health Care - 6.53%
         80  AMN Healthcare Services, Inc.           58.1000     0.00        4,648.00
        102  Edwards Lifesciences Corporation       137.5100     0.00       14,026.02
         91  Emergent BioSolutions, Inc.             51.4100     0.00        4,678.31
         50  Humana, Inc.                           283.7300     0.70       14,186.50
        285  Innoviva, Inc.                          16.4600     0.00        4,691.10
         24  WellCare Health Plans, Inc.            191.0000     0.00        4,584.00
        173  Zoetis, Inc.                            80.9700     0.62       14,007.81
            Industrials - 18.46%
        133  AECOM                                   34.9700     0.00        4,651.01
        203  Aegion Corporation                      22.7900     0.00        4,626.37
         72  AGCO Corporation                        64.7600     0.93        4,662.72
         27  Allegiant Travel Company               172.5000     1.62        4,657.50
         43  Boeing Company                         326.1200     2.10       14,023.16
         63  Brink's Company                         73.6000     0.82        4,636.80
         83  Cintas Corporation                     166.7400     0.97       13,839.42
         96  Clean Harbors, Inc.                     48.3800     0.00        4,644.48
        115  Comfort Systems USA, Inc.               40.5000     0.74        4,657.50
         34  Curtiss-Wright Corporation             134.2400     0.45        4,564.16
         69  EnerSys                                 66.4900     1.05        4,587.81
        186  Fortive Corporation                     74.7200     0.37       13,897.92
         98  Greenbrier Companies, Inc.              47.6000     1.93        4,664.80
        103  Hillenbrand, Inc.                       45.2500     1.83        4,660.75
        185  Interface, Inc.                         25.2000     1.03        4,662.00
         52  Lincoln Electric Holdings, Inc.         88.0600     1.77        4,579.12
         42  Lockheed Martin Corporation            334.6600     2.39       14,055.72
        209  Marten Transport, Ltd.                  22.1500     0.45        4,629.35
         67  Ryder System, Inc.                      69.9300     2.97        4,685.31
         64  Saia, Inc.                              72.0000     0.00        4,608.00
        240  Textron, Inc.                           57.8700     0.14       13,888.80
        203  United Continental Holdings, Inc.       68.6300     0.00       13,931.89
        135  Verisk Analytics, Inc.                 104.1300     0.00       14,057.55

All Cap Core Strategy 2018-2

Portfolio (continued)
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
            Information Technology - 20.81%
         63  Adobe Systems, Inc.                $   218.6100     0.00%  $   13,772.43
        263  Applied Materials, Inc.                 52.3400     1.53       13,765.42
         31  CACI International, Inc. - CL A        151.4000     0.00        4,693.40
        177  Cognizant Technology Solutions
               Corporation - CL A                    79.0700     1.01       13,995.39
        140  DXC Technology Company                  99.7600     0.72       13,966.40
        117  Electronic Arts, Inc.                  118.3600     0.00       13,848.12
        199  Fiserv, Inc.                            69.8400     0.00       13,898.16
        827  Hewlett Packard Enterprise Company      16.7000     1.80       13,810.90
        666  HP, Inc.                                20.7800     2.68       13,839.48
        155  Integrated Device Technology, Inc.      29.6000     0.00        4,588.00
        166  Jabil, Inc.                             27.9500     1.14        4,639.70
         72  Lam Research Corporation               190.6500     1.05       13,726.80
         23  Littelfuse, Inc.                       198.6300     0.75        4,568.49
        121  Methode Electronics, Inc.               38.4500     1.14        4,652.45
        283  Micron Technology, Inc.                 48.4600     0.00       13,714.18
        177  Sanmina Corporation                     26.2000     0.00        4,637.40
         52  Silicon Laboratories, Inc.              87.7500     0.00        4,563.00
        282  Super Micro Computer, Inc.              16.5500     0.00        4,667.10
         59  Tech Data Corporation                   77.5800     0.00        4,577.22
        107  Teradyne, Inc.                          42.6800     0.84        4,566.76
        128  Versum Materials, Inc.                  36.5300     0.55        4,675.84
         30  WEX, Inc.                              153.2700     0.00        4,598.10
            Materials - 6.49%
        117  Boise Cascade Company                   39.8000     0.70        4,656.60
         86  Cabot Corporation                       54.1400     2.33        4,656.04
        795  Freeport-McMoRan, Inc.                  17.3300     1.15       13,777.35
         86  Greif, Inc. - CL A                      54.2500     3.10        4,665.50
         63  Ingevity Corporation                    74.0300     0.00        4,663.89
         46  Kaiser Aluminum Corporation            101.2900     2.17        4,659.34
        358  Newmont Mining Corporation              39.2900     1.43       14,065.82
         98  Sonoco Products Company                 47.8400     3.26        4,688.32
        134  United States Steel Corporation         34.4900     0.58        4,621.66
            Real Estate - 0.50%
        101  HFF, Inc. - CL A                        46.4000     0.00        4,686.40
            Utilities - 1.50%
        134  Hawaiian Electric Industries, Inc.      34.7600     3.57        4,657.84
        167  MDU Resources Group, Inc.               27.9400     2.83        4,665.98
        105  UGI Corporation                         44.2500     2.26        4,646.25
-----------                                                             -------------
     20,220                                                             $  931,034.31
===========                                                             =============

See "Notes to Portfolios".


Large Cap Core Strategy

   Investment Objective. The Portfolio seeks to provide capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by using an enhanced index strategy[1] to select an equally weighted portfolio of 40 stocks. The selection process selects 20 stocks derived from the S&P 500 Growth Index using the Large Cap Growth Strategy and 20 stocks derived from the S&P 500 Value Index using the Large Cap Value Strategy. Invesco Capital Markets, Inc., the Sponsor, implemented the Portfolio strategy using information available through FactSet as of the close of business on March 29, 2018 (the "Selection Date").


   Large Cap Growth Strategy:
   --------------------------

   Step 1: Begin with the stocks in the S&P 500 Growth Index[2]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on the Price-to-Free Cash Flow and exclude all but the lowest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Return on Invested Capital and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the highest 3-Month Relative Sector Performance for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by S&P's Global Industry Classification Standard ("GICS")). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

----------------------
1 An enhanced index strategy refers to a unit investment trust strategy, sponsored by Invesco Capital Markets, Inc., that seeks to outperform an index by investing in an objectively selected subset of stocks from the same index.

2 For stocks included in both the S&P 500 Growth and the S&P 500 Value Indices, include only stocks with a higher "Growth Weight" than "Value Weight" for the Large Cap Growth Strategy, or with the higher "Value Weight" than "Growth Weight" for the Large Cap Value Strategy. "Growth Weight" and "Value Weight" are metrics furnished by S&P representing a company's weight within its respective S&P index.


   Large Cap Value Strategy:
   -------------------------

   Step 1: Begin with the stocks in the S&P 500 Value Index[2]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on the highest 6-Month Relative Sector Performance and exclude all but the highest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Cash Percentage of Market Capitalization and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the lowest Price-to-Free Cash Flow for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by GICS). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

   With respect to each strategy described above, if more than 8 stocks in the initial portfolio are from a single economic sector (as defined by GICS), any such additional stock will be replaced with the stock with the next highest rank after Step 5 that is not in the same sector.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Factor Definitions:
   -------------------

   Market Capitalization - A stock's share price multiplied by the number of shares outstanding.

   Price-to-Free Cash Flow - Stock price divided by last twelve months free cash flow. "Free cash flow" is net income plus depreciation and amortization and deferred income taxes; and minus capital expenditures and common and preferred dividends; all from the cash flow statement.

   Return on Invested Capital - Last twelve months net income before extraordinary items divided by total capital (long-term debt plus common and preferred equity and minority interest).

   3-Month Relative Sector Performance - The percentage return of the stock over the last three months relative to the median return of all stocks in its sector.

   6-Month Relative Sector Performance - The percentage return of the stock over the last six months relative to the median return for all stocks in its sector. In other words, a positive value for this metric would reflect that during the time frame a stock generally outperformed stocks of other companies in its sector, while a negative value would reflect that a stock generally underperformed stocks of other companies in the same sector.

   Cash Percentage of Market Capitalization - Cash divided by market capitalization.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.


     o The Portfolio is concentrated in securities issued by companies in the financials sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o The Portfolio invests primarily in stocks of large cap companies. Large cap companies are more mature and may grow more slowly than the economy as a whole and tend to go in and out of favor based on market and economic conditions.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.322%     $3.153
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.221%     $2.158
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.277%     $2.708*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    244
3 years        750
5 years      1,280
10 years     2,723


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from August 10, 2018 through January 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price -- General."


--------------------------------------------------------------------------------
                    Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                            April 9, 2018

Mandatory Termination Date                         July 18, 2019

Estimated Net Annual Income1                   $0.10104 per Unit

Estimated Initial Distribution1                   $0.02 per Unit

Record Dates                            10th day of each August,
                                          November and February,
                                      commencing August 10, 2018

Distribution Dates                      25th day of each August,
                                          November and February,
                                      commencing August 25, 2018

CUSIP Numbers                                  Cash -- 46141A589
                                           Reinvest -- 46141A597
                                     Fee Based Cash -- 46141A605
                                 Fee Based Reinvest -- 46141A613

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the S&P 500[R] Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

                Hypothetical Total Return
--------------------------------------------------------
                     Hypothetical
                       Strategy             S&P 500
    Year                Stocks               Index
--------------------------------------------------------

    1993                  7.99%              10.06%
    1994                  1.20                1.32
    1995                 35.00               37.58
    1996                 22.60               22.96
    1997                 44.12               33.36
    1998                 34.68               28.58
    1999                 36.02               21.04
    2000                  3.61               (9.10)
    2001                (11.74)             (11.89)
    2002                 (9.90)             (22.10)
    2003                 28.09               28.68
    2004                 17.90               10.88
    2005                 11.59                4.91
    2006                 19.70               15.79
    2007                 (0.19)               5.49
    2008                (33.71)             (37.00)
    2009                 25.30               26.47
    2010                 20.65               15.06
    2011                  3.78                2.11
    2012                 14.79               16.00
    2013                 43.05               32.38
    2014                 16.60               13.68
    2015                 (0.28)               1.37
    2016                 10.54               11.95
    2017                 26.24               21.82
    Through 03/31/18     (1.78)              (0.76)


See "Notes to Hypothetical Performance Tables".


Large Cap Core Strategy 2018-2

Portfolio
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
            Consumer Discretionary - 10.07%
         52  Best Buy Company, Inc.             $    70.4900     2.55%  $   3,665.48
         57  Kohl's Corporation                      64.0000     3.81       3,648.00
         16  O'Reilly Automotive, Inc.              237.1900     0.00       3,795.04
         63  Starbucks Corporation                   58.3400     2.06       3,675.42
            Consumer Staples - 4.99%
         16  Constellation Brands, Inc. - CL A      227.1900     1.30       3,635.04
        155  Kroger Company                          23.7700     2.10       3,684.35
            Energy - 2.52%
+       128  TechnipFMC plc                          28.8500     1.80       3,692.80
            Financials - 27.55%
          7  BlackRock, Inc.                        519.9200     2.22       3,639.44
         52  Discover Financial Services             70.3400     1.99       3,657.68
        117  Fifth Third Bancorp                     31.2400     2.05       3,655.08
        252  Huntington Bancshares, Inc.             14.5600     3.02       3,669.12
         34  JPMorgan Chase & Company               109.0900     2.05       3,709.06
         23  Moody's Corporation                    158.9900     1.11       3,656.77
         69  Morgan Stanley                          53.0400     1.89       3,659.76
         25  PNC Financial Services Group, Inc.     147.9500     2.03       3,698.75
         20  S&P Global, Inc.                       187.3200     1.07       3,746.40
        108  Synchrony Financial                     33.8100     1.77       3,651.48
         27  Travelers Companies, Inc.              137.2500     2.10       3,705.75
            Health Care - 7.52%
         27  Edwards Lifesciences Corporation       137.5100     0.00       3,712.77
         13  Humana, Inc.                           283.7300     0.70       3,688.49
         45  Zoetis, Inc.                            80.9700     0.62       3,643.65
            Industrials - 17.39%
         11  Boeing Company                         326.1200     2.10       3,587.32
         22  Cintas Corporation                     166.7400     0.97       3,668.28
         49  Fortive Corporation                     74.7200     0.37       3,661.28
         11  Lockheed Martin Corporation            334.6600     2.39       3,681.26
         63  Textron, Inc.                           57.8700     0.14       3,645.81
         53  United Continental Holdings, Inc.       68.6300     0.00       3,637.39
         35  Verisk Analytics, Inc.                 104.1300     0.00       3,644.55

Large Cap Core Strategy 2018-2

Portfolio (continued)
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
            Information Technology - 24.96%
         17  Adobe Systems, Inc.                $   218.6100     0.00%  $   3,716.37
         70  Applied Materials, Inc.                 52.3400     1.53       3,663.80
         47  Cognizant Technology Solutions
               Corporation - CL A                    79.0700     1.01       3,716.29
         37  DXC Technology Company                  99.7600     0.72       3,691.12
         31  Electronic Arts, Inc.                  118.3600     0.00       3,669.16
         52  Fiserv, Inc.                            69.8400     0.00       3,631.68
        218  Hewlett Packard Enterprise Company      16.7000     1.80       3,640.60
        176  HP, Inc.                                20.7800     2.68       3,657.28
         19  Lam Research Corporation               190.6500     1.05       3,622.35
         75  Micron Technology, Inc.                 48.4600     0.00       3,634.50
            Materials - 5.00%
        210  Freeport-McMoRan, Inc.                  17.3300     1.15       3,639.30
         94  Newmont Mining Corporation              39.2900     1.43       3,693.26
-----------                                                             ------------
      2,596                                                             $ 146,791.93
===========                                                             ============

See "Notes to Portfolios".


Mid Cap Core Strategy

   Investment Objective. The Portfolio seeks to provide capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by using an enhanced index strategy[1] to select an equally weighted portfolio of 40 stocks. The selection process selects 20 stocks derived from the S&P Mid Cap 400 Growth Index using the Mid Cap Growth Strategy and 20 stocks derived from the S&P Mid Cap 400 Value Index using the Mid Cap Value Strategy. Invesco Capital Markets, Inc., the Sponsor, implemented the Portfolio strategy using information available through FactSet as of the close of business on March 29, 2018 (the "Selection Date").


   Mid Cap Growth Strategy:
   ------------------------

   Step 1: Begin with the stocks in the S&P MidCap 400 Growth Index[2]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on the Forward P/E and exclude all but the lowest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Cash Percentage of Market Capitalization and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the highest Long-Term Growth Rates for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by S&P's Global Industry Classification Standard ("GICS")). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

----------------------
1 An enhanced index strategy refers to a unit investment trust strategy, sponsored by Invesco Capital Markets, Inc., that seeks to outperform an index by investing in an objectively selected subset of stocks from the same index.

2 For stocks included in both the S&P MidCap 400 Growth and the S&P MidCap 400 Value Indices, include only stocks with a higher "Growth Weight" than "Value Weight" for the Mid Cap Growth Strategy, or with the higher "Value Weight" than "Growth Weight" for the Mid Cap Value Strategy. "Growth Weight" and "Value Weight" are metrics furnished by S&P representing a company's weight within its respective S&P index.


   Mid Cap Value Strategy:
   -----------------------

   Step 1: Begin with the stocks in the S&P MidCap 400 Value Index[2]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on the highest 1-Year Sales Growth and exclude all but the highest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Operating Cash Flow-to-Net Income and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the lowest Price-to-Sales for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by GICS). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

   With respect to each strategy described above, if more than 8 stocks in the initial portfolio are from a single economic sector (as defined by GICS), any such additional stock will be replaced with the stock with the next highest rank after Step 5 that is not in the same sector.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Factor Definitions:
   -------------------

   Market Capitalization - A stock's share price multiplied by the number of shares outstanding.

   Forward P/E - FactSet next year fiscal year earnings divided by price (prior to 12/31/13 data was provided by First Call, or if not available for a particular company, by I/B/E/S). "FactSet" and "I/B/E/S" are databases of security recommendations and estimates from many different contributing firms that translate the data into uniform consensus average recommendations and estimates from contributing firms. "First Call" is a database provided by Thompson Reuters that gathers research notes and earnings estimates from brokerage analysts.

   Cash Percentage of Market Capitalization - Cash divided by market capitalization.

   Long-Term Growth Rates - FactSet mean growth rate estimate representing the expected annual increase in operating earnings over the next business cycle (prior to 12/31/13 data was provided by I/B/E/S).

   1-Year Sales Growth - Percentage change in sales over the last twelve months.

   Operating Cash Flow-to-Net Income - Last twelve months cash from operations divided by last twelve months net income.

   Price-to-Sales - Price times shares outstanding divided by sales for the last twelve months.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o The Portfolio invests in stocks of smaller capitalization companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Smaller capitalization companies may have limited products or financial resources, management inexperience and less publicly available information.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.420%     $4.108
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.260%     $2.540
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.316%     $3.090*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    257
3 years        789
5 years      1,345
10 years     2,852


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from August 10, 2018 through January 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price -- General."


--------------------------------------------------------------------------------
                    Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                            April 9, 2018

Mandatory Termination Date                         July 18, 2019

Estimated Net Annual Income1                   $0.10362 per Unit

Record Dates                            10th day of each August,
                                          November and February,
                                      commencing August 10, 2018

Distribution Dates                      25th day of each August,
                                          November and February,
                                      commencing August 25, 2018

CUSIP Numbers                                  Cash -- 46141A662
                                           Reinvest -- 46141A670
                                     Fee Based Cash -- 46141A688
                                 Fee Based Reinvest -- 46141A696

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the S&P MidCap 400[R] Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".


             Hypothetical Total Return
-------------------------------------------------------
                 Hypothetical
                   Strategy              S&P MidCap
Year                Stocks               400 Index
-------------------------------------------------------

1995                 25.95%                30.95%
1996                 37.05                 19.23
1997                 41.60                 32.24
1998                 15.14                 19.09
1999                  5.20                 14.70
2000                 14.24                 17.51
2001                 22.48                 (0.60)
2002                (11.81)               (14.51)
2003                 41.53                 35.62
2004                 21.76                 16.49
2005                 10.31                 12.56
2006                  7.59                 10.32
2007                 10.37                  7.98
2008                (36.40)               (36.23)
2009+                70.03                 37.38
2010                 28.38                 26.64
2011                 (7.62)                (1.73)
2012                 15.45                 17.88
2013                 32.67                 33.46
2014                  9.56                  9.74
2015                 (0.82)                (2.18)
2016                 10.38                 20.73
2017                 14.30                 16.23
Through 03/31/18     (3.94)                (0.77)


+ These returns are the result of extraordinary market events and are not expected to be repeated.

See "Notes to Hypothetical Performance Tables".


Mid Cap Core Strategy 2018-2

Portfolio
------------------------------------------------------------------------------------
                                                             Current   Cost of
Number                                         Market Value  Dividend  Securities to
of Shares  Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------
          Consumer Discretionary - 12.52%
      182  Dick's Sporting Goods, Inc.         $     33.7600    2.67%  $   6,144.32
      104  Dunkin' Brands Group, Inc.                59.6900    2.33       6,207.76
        2  NVR, Inc.                              3,122.0000    0.00       6,244.00
      153  Skechers U.S.A., Inc. - CL A              40.2600    0.00       6,159.78
      143  Toll Brothers, Inc.                       43.1900    1.02       6,176.17
          Consumer Staples - 2.53%
       80  Post Holdings, Inc.                       77.9400    0.00       6,235.20
          Energy - 5.02%
      176  PBF Energy, Inc. - CL A                   34.9300    3.44       6,147.68
      639  QEP Resources, Inc.                        9.7900    0.00       6,255.81
          Financials - 20.01%
       56  American Financial Group, Inc.           109.6700    1.28       6,141.52
      114  Eaton Vance Corporation                   54.3500    2.28       6,195.90
       69  Evercore, Inc. - CL A                     88.4500    1.81       6,103.05
+     196  Janus Henderson Group plc                 31.6600    4.04       6,205.36
      135  Mercury General Corporation               45.9700    5.44       6,205.95
       97  Pinnacle Financial Partners, Inc.         63.8000    0.88       6,188.60
      548  SLM Corporation                           11.3700    0.00       6,230.76
      109  Stifel Financial Corporation              56.4200    0.85       6,149.78
          Health Care - 2.48%
       32  WellCare Health Plans, Inc.              191.0000    0.00       6,112.00
          Industrials - 20.00%
      177  AECOM                                     34.9700    0.00       6,189.69
       96  AGCO Corporation                          64.7600    0.93       6,216.96
       84  Brink's Company                           73.6000    0.82       6,182.40
      128  Clean Harbors, Inc.                       48.3800    0.00       6,192.64
       46  Curtiss-Wright Corporation               134.2400    0.45       6,175.04
       92  EnerSys                                   66.4900    1.05       6,117.08
       70  Lincoln Electric Holdings, Inc.           88.0600    1.77       6,164.20
       88  Ryder System, Inc.                        69.9300    2.97       6,153.84
          Information Technology - 19.86%
      207  Integrated Device Technology, Inc.        29.6000    0.00       6,127.20
      220  Jabil, Inc.                               27.9500    1.14       6,149.00
       31  Littelfuse, Inc.                         198.6300    0.75       6,157.53
       69  Silicon Laboratories, Inc.                87.7500    0.00       6,054.75
       79  Tech Data Corporation                     77.5800    0.00       6,128.82
      143  Teradyne, Inc.                            42.6800    0.84       6,103.24
      170  Versum Materials, Inc.                    36.5300    0.55       6,210.10
       40  WEX, Inc.                                153.2700    0.00       6,130.80

Mid Cap Core Strategy 2018-2

Portfolio (continued)
------------------------------------------------------------------------------------
                                                             Current   Cost of
Number                                         Market Value  Dividend  Securities to
of Shares  Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
------------------------------------------------------------------------------------
           Materials - 10.04%
       114  Cabot Corporation                  $     54.1400    2.33%  $   6,171.96
       115  Greif, Inc. - CL A                       54.2500    3.10       6,238.75
       130  Sonoco Products Company                  47.8400    3.26       6,219.20
       179  United States Steel Corporation          34.4900    0.58       6,173.71
           Utilities - 7.54%
       179  Hawaiian Electric Industries, Inc.       34.7600    3.57       6,222.04
       222  MDU Resources Group, Inc.                27.9400    2.83       6,202.68
       140  UGI Corporation                          44.2500    2.26       6,195.00
----------                                                             ------------
     5,654                                                             $ 246,980.27
==========                                                             ============

See "Notes to Portfolios".


Small Cap Core Strategy

   Investment Objective. The Portfolio seeks to provide capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by using an enhanced index strategy[1] to select an equally weighted portfolio of 40 stocks. The selection process selects 20 stocks derived from the S&P Small Cap 600 Growth Index using the Small Cap Growth Strategy and 20 stocks derived from the S&P 600 Value Index using the Small Cap Value Strategy. Invesco Capital Markets, Inc., the Sponsor, implemented the Portfolio strategy using information available through FactSet as of the close of business on March 29, 2018 (the "Selection Date").


   Small Cap Growth Strategy:
   --------------------------

   Step 1: Begin with the stocks in the S&P SmallCap 600 Growth Index[2]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on the Enterprise Value to EBITDA and exclude all but the lowest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Return on Invested Capital and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the highest 6-Month Relative Sector Performance for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by S&P's Global Industry Classification Standard ("GICS")). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

----------------------
1 An enhanced index strategy refers to a unit investment trust strategy, sponsored by Invesco Capital Markets, Inc., that seeks to outperform an index by investing in an objectively selected subset of stocks from the same index.

2 For stocks included in both the S&P SmallCap 600 Growth and the S&P SmallCap 600 Value Indices, include only stocks with a higher "Growth Weight" than "Value Weight" for the Small Cap Growth Strategy, or with the higher "Value Weight" than "Growth Weight" for the Small Cap Value Strategy. "Growth Weight" and "Value Weight" are metrics furnished by S&P representing a company's weight within its respective S&P index.


   Small Cap Value Strategy:
   -------------------------

   Step 1: Begin with the stocks in the S&P SmallCap 600 Value Index[2]

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on Long-Term Growth Rates and exclude all but the highest 100

   Step 4: Rank the remaining stocks from the previous step based on Debt-to-Equity and exclude all but the lowest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the lowest Price/Operating Earnings for the Portfolio

   No more than eight of the stocks in the initial portfolio will be selected from any single economic sector (as defined by GICS). If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

   With respect to each strategy described above, if more than 8 stocks in the initial portfolio are from a single economic sector (as defined by GICS), any such additional stock will be replaced with the stock with the next highest rank after Step 5 that is not in the same sector.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Factor Definitions:
   -------------------

   Market Capitalization - A stock's share price multiplied by the number of shares outstanding.

   Enterprise Value to EBITDA - Enterprise value divided by Earnings before Interest, Taxes, Depreciation, and Amortization ("EBITDA"). "Enterprise value" equals stock market capitalization plus sum of debt and preferred stock minus cash and cash equivalents.

   Return on Invested Capital - Last twelve months net income before extraordinary items divided by total capital (long-term debt plus common and preferred equity and minority interest).

   6-Month Relative Sector Performance - The percentage return of the stock over the last six months relative to the median return of all stocks in its sector. In other words, a positive value for this metric would reflect that during the time frame a stock generally outperformed stocks of other companies in its sector, while a negative value would reflect that a stock generally underperformed stocks of other companies in the same sector.

   Long-Term Growth Rates - FactSet mean growth rate estimate representing the expected annual increase in operating earnings over the next business cycle (prior to 12/31/13 data was provided by I/B/E/S). "FactSet" and "I/B/E/S" are databases of security recommendations and estimates from many different contributing firms that translate the data into uniform consensus average recommendations and estimates from contributing firms.

   Debt-to-Equity - Total debt (short-term plus long-term) dividend by equity (common plus preferred).

   Price/Operating Earnings - Last twelve months operating earnings (sales
(net) minus cost of goods sold and selling, general, and administrative expenses before deducting depreciation, depletion and amortization).

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio invests in stocks of smaller capitalization companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Smaller capitalization companies may have limited products or financial resources, management inexperience and less publicly available information.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.


     o The Portfolio is concentrated in securities issued by companies in the financials sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.


     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.477%     $4.661
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.282%     $2.753
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.338%     $3.303*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    265
3 years        812
5 years      1,384
10 years     2,927


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from August 10, 2018 through January 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price -- General."


--------------------------------------------------------------------------------
                    Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                            April 9, 2018

Mandatory Termination Date                         July 18, 2019

Estimated Net Annual Income1                   $0.06284 per Unit

Record Dates                            10th day of each August,
                                          November and February,
                                      commencing August 10, 2018

Distribution Dates                      25th day of each August,
                                          November and February,
                                      commencing August 25, 2018

CUSIP Numbers                                  Cash -- 46141A704
                                           Reinvest -- 46141A712
                                     Fee Based Cash -- 46141A720
                                 Fee Based Reinvest -- 46141A738

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the S&P SmallCap 600[R] Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".


               Hypothetical Total Return
--------------------------------------------------------
                 Hypothetical
                   Strategy            S&P SmallCap
Year                Stocks              600 Index
--------------------------------------------------------

1997                 18.59%               25.58%
1998                  5.19                (1.32)
1999                 19.36                12.41
2000                 26.32                11.81
2001                 30.65                 6.55
2002                 (6.03)              (14.63)
2003                 49.17                38.79
2004                 16.33                22.68
2005                 11.29                 7.70
2006                 10.97                15.13
2007                  3.65                (0.30)
2008                (21.84)              (31.07)
2009                 42.93                25.57
2010                 29.76                26.31
2011                  3.61                 1.01
2012                 16.75                16.33
2013                 33.81                41.31
2014                 (3.74)                5.74
2015                 (1.25)               (2.01)
2016                 23.37                26.46
2017                 10.74                13.15
Through 03/31/18     (3.56)               (0.55)


See "Notes to Hypothetical Performance Tables".


Small Cap Core Strategy 2018-2

Portfolio
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
            Consumer Discretionary - 22.51%
        371  Chico's FAS, Inc.                  $     9.9200     3.43%  $   3,680.32
         28  Children's Place, Inc.                 132.9500     1.50       3,722.60
        161  Ethan Allen Interiors, Inc.             22.7500     3.34       3,662.75
        105  Gentherm, Inc.                          35.0000     0.00       3,675.00
         50  LGI Homes, Inc.                         73.2100     0.00       3,660.50
        140  Penn National Gaming, Inc.              26.2800     0.00       3,679.20
        103  Sleep Number Corporation                34.8800     0.00       3,592.64
         36  Strayer Education, Inc.                101.5400     0.98       3,655.44
        215  Vista Outdoor, Inc.                     17.2700     0.00       3,713.05
            Energy - 2.51%
        146  U.S. Silica Holdings, Inc.              25.2300     0.99       3,683.58
            Financials - 27.53%
         67  Banner Corporation                      54.9100     2.55       3,678.97
         92  BofI Holding, Inc.                      40.2400     0.00       3,702.08
         53  City Holding Company                    69.4800     2.65       3,682.44
         69  Community Bank System, Inc.             53.0400     2.56       3,659.76
        576  First BanCorp                            6.3100     0.00       3,634.56
        151  First Midwest Bancorp, Inc.             24.3000     1.81       3,669.30
         95  Great Western Bancorp, Inc.             38.7800     2.06       3,684.10
         59  Green Dot Corporation - CL A            61.7400     0.00       3,642.66
        226  Northwest Bancshares, Inc.              16.3100     4.17       3,686.06
        118  Universal Insurance Holdings, Inc.      31.0500     1.80       3,663.90
         63  Walker & Dunlop, Inc.                   59.2900     0.00       3,735.27
            Health Care - 7.54%
         63  AMN Healthcare Services, Inc.           58.1000     0.00       3,660.30
         72  Emergent BioSolutions, Inc.             51.4100     0.00       3,701.52
        225  Innoviva, Inc.                          16.4600     0.00       3,703.50
            Industrials - 19.95%
        161  Aegion Corporation                      22.7900     0.00       3,669.19
         21  Allegiant Travel Company               172.5000     1.62       3,622.50
         91  Comfort Systems USA, Inc.               40.5000     0.74       3,685.50
         77  Greenbrier Companies, Inc.              47.6000     1.93       3,665.20
         81  Hillenbrand, Inc.                       45.2500     1.83       3,665.25
        146  Interface, Inc.                         25.2000     1.03       3,679.20
        164  Marten Transport, Ltd.                  22.1500     0.45       3,632.60
         51  Saia, Inc.                              72.0000     0.00       3,672.00
            Information Technology - 9.98%
         24  CACI International, Inc. - CL A        151.4000     0.00       3,633.60
         95  Methode Electronics, Inc.               38.4500     1.14       3,652.75
        140  Sanmina Corporation                     26.2000     0.00       3,668.00
        223  Super Micro Computer, Inc.              16.5500     0.00       3,690.65

Small Cap Core Strategy 2018-2

Portfolio (continued)
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
            Materials - 7.45%
         92  Boise Cascade Company              $    39.8000     0.70%  $   3,661.60
         49  Ingevity Corporation                    74.0300     0.00       3,627.47
         36  Kaiser Aluminum Corporation            101.2900     2.17       3,646.44
            Real Estate - 2.53%
         80  HFF, Inc. - CL A                        46.4000     0.00       3,712.00
-----------                                                             ------------
      4,815                                                             $ 146,813.45
===========                                                             ============

See "Notes to Portfolios".


S&P PowerPicks Portfolio

   Investment Objective. The Portfolio seeks above-average total return.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks recommended by S&P Investment Advisory Services, part of S&P Global Inc. (the "Portfolio Consultant").

   The stocks, referred to as the S&P PowerPicks list, represent the collective "best ideas" by S&P Investment Advisory Services portfolio managers. The S&P PowerPicks are drawn from all the economic sectors that comprise the S&P 500 Index. Creation of the S&P PowerPicks annual portfolios began on January 1, 1997. In 2004, the mid-year PowerPicks list was introduced, followed by quarterly updates beginning in November 2008. The Portfolio Consultant selects companies it believes are positioned for superior growth over the coming 12 months based on several factors including research provided by Accounting Research & Analytics, LLC d/b/a CFRA. The Sponsor selected the final portfolio based upon the recommendation made by the Portfolio Consultant.

   S&P Global Inc. is the world's foremost provider of credit ratings, benchmarks, and analytics in the global capital and commodity markets.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.


     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.


     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the composition and/or weightings of stocks in the strategy or be fully invested, the timing of the Portfolio offering or timing of your investment, regulatory restrictions and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same Securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.300%     $2.932
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.274%     $2.679
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.330%     $3.229*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    247
3 years        759
5 years      1,295
10 years     2,752


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from August 10, 2018 through January 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price -- General."


--------------------------------------------------------------------------------
                    Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                            April 9, 2018

Mandatory Termination Date                         July 18, 2019

Estimated Net Annual Income1                   $0.14023 per Unit

Estimated Initial Distribution1                   $0.03 per Unit

Record Date                             10th day of each August,
                                          November and February,
                                      commencing August 10, 2018

Distribution Date                       25th day of each August,
                                          November and February,
                                      commencing August 25, 2018

CUSIP Numbers                                  Cash -- 46141A746
                                           Reinvest -- 46141A753
                                     Fee Based Cash -- 46141A761
                                 Fee Based Reinvest -- 46141A779

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


Hypothetical Strategy Performance

   The tables below compare the hypothetical total return of the stocks included and published in the S&P PowerPicks lists with the actual total return of the stocks in the S&P 500 Index. S&P Investment Advisory Services has published the S&P PowerPicks list at the beginning of each year since 1997 (the "January PowerPicks") and began publishing the PowerPicks list mid-year in 2004 (the "Mid-Year PowerPicks"). The tables below show the hypothetical performance of all PowerPicks lists published by S&P Investment Advisory Services. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The tables illustrate a hypothetical investment in the January PowerPicks lists at the beginning of each year and in the Mid-Year PowerPicks list at the beginning of July of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or a prior series but do reflect the sales charge and expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment or an investment from July 1 to June 30 or an investment for a time period as may be presented in the second table shown below. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

                               Hypothetical Total Return
----------------------------------------------------------------------------------------
                 January          S&P 500                         January      S&P 500
 Year           PowerPicks         Index     Year                PowerPicks     Index
----------------------------------------------------------------------------------------

1997              21.36%           33.36%    2008                  (40.64)%     (37.00)%
1998              29.12            28.58     2009                   25.22        26.47
1999              40.82            21.04     2010                   18.55        15.06
2000              (5.47)           (9.10)    2011                    0.94         2.11
2001             (14.64)          (11.89)    2012                   15.08        16.00
2002             (25.25)          (22.10)    2013                   41.56        32.38
2003              32.23            28.68     2014                    5.71        13.68
2004              10.69            10.88     2015                   (9.52)        1.37
2005               7.68             4.91     2016                    5.35        11.95
2006              14.08            15.79     2017                   21.78        21.82
2007               6.31             5.49     Through 03/31/18       (4.33)       (0.76)


                              Hypothetical Total Return
-----------------------------------------------------------------------------------------
                   Mid-Year       S&P 500                          Mid-Year   S&P 500
 Period           PowerPicks       Index     Period              PowerPicks    Index
----------------------------------------------------------------------------------------

July 1, 2004-                                July 1, 2011-
  June 30, 2005      1.57%          7.43%       June 30, 2012         (1.83)%     3.93%
July 1, 2005-                                July 1, 2012-
  June 30, 2006     18.73           8.33        June 30, 2013         19.07      20.28
July 1, 2006-                                July 1, 2013-
  June 30, 2007     14.97          19.62         June 30, 2014        23.81      23.91
July 1, 2007-                                July 1, 2014-
  June 30, 2008      2.82         (13.98)       June 30, 2015          5.90       6.68
July 1, 2008-                                July 1, 2015-
  June 30, 2009    (31.76)        (26.51)       June 30, 2016        (14.42)      3.24
July 1, 2009-                                July 1, 2016-
  June 30, 2010     13.01          13.91         June 30, 2017        20.58      17.64
July 1, 2010-                                July 1, 2017-
  June 30, 2011     36.67          31.10         March 31, 2018        6.90      10.57


See "Notes to Hypothetical Performance Tables".


S&P PowerPicks Portfolio 2018-2

Portfolio
--------------------------------------------------------------------------------------
                                                               Current   Cost of
Number                                         Market Value    Dividend  Securities to
of Shares Name of Issuer (1)                   per Share (2)   Yield (3) Portfolio (2)
--------------------------------------------------------------------------------------
          Consumer Discretionary - 12.50%
        4  Amazon.com, Inc.                    $  1,405.2300     0.00%   $   5,620.92
      123  D.R. Horton, Inc.                         45.3500     1.10        5,578.05
       58  Dollar General Corporation                94.9700     1.22        5,508.26
      149  General Motors Company                    37.6800     4.03        5,614.32
+      48  Royal Caribbean Cruises, Ltd.            114.8300     2.09        5,511.84
          Consumer Staples - 7.45%
       24  Constellation Brands, Inc. - CL A        227.1900     1.30        5,452.56
       37  Estee Lauder Companies, Inc. - CL A      150.2500     1.01        5,559.25
       51  PepsiCo, Inc.                            109.3000     2.95        5,574.30
          Energy - 4.97%
       51  Andeavor                                 106.9000     2.21        5,451.90
       55  EOG Resources, Inc.                      101.9300     0.73        5,606.15
          Financials - 15.03%
      188  Bank of America Corporation               29.6300     1.62        5,570.44
      111  Bank of New York Mellon Corporation       50.3500     1.91        5,588.85
      110  Charles Schwab Corporation                50.1100     0.80        5,512.10
      105  Morgan Stanley                            53.0400     1.89        5,569.20
       55  Prudential Financial, Inc.               102.3300     3.52        5,628.15
       85  SunTrust Banks, Inc.                      65.9800     2.42        5,608.30
          Health Care - 15.08%
       26  Becton, Dickinson and Company            215.5000     1.39        5,603.00
       64  Celgene Corporation                       86.9500     0.00        5,564.80
       41  Edwards Lifesciences Corporation         137.5100     0.00        5,637.91
       44  Johnson & Johnson                        128.1000     2.62        5,636.40
       27  Thermo Fisher Scientific, Inc.           205.5600     0.33        5,550.12
       25  UnitedHealth Group, Inc.                 223.9600     1.34        5,599.00
          Industrials - 10.05%
       39  Caterpillar, Inc.                        142.9900     2.18        5,576.61
       35  Cummins, Inc.                            157.9000     2.74        5,526.50
       17  Lockheed Martin Corporation              334.6600     2.39        5,689.22
      139  Masco Corporation                         40.1900     1.05        5,586.41
          Information Technology - 24.93%
       33  Apple, Inc.                              168.3800     1.50        5,556.54
       24  Broadcom, Inc.                           228.8700     3.06        5,492.88
      137  Cisco Systems, Inc.                       40.7300     3.24        5,580.01
       71  Cognizant Technology Solutions
             Corporation - CL A                      79.0700     1.01        5,613.97
      143  CommScope Holding Company, Inc.           38.9300     0.00        5,566.99
       56  DXC Technology Company                    99.7600     0.72        5,586.56
      186  Integrated Device Technology, Inc.        29.6000     0.00        5,505.60
      113  Intel Corporation                         48.7900     2.46        5,513.27
      124  Oracle Corporation                        44.8300     1.70        5,558.92
       68  Synopsys, Inc.                            81.3900     0.00        5,534.52

S&P PowerPicks Portfolio 2018-2

Portfolio (continued)
--------------------------------------------------------------------------------------
                                                               Current   Cost of
Number                                         Market Value    Dividend  Securities to
of Shares Name of Issuer (1)                   per Share (2)   Yield (3) Portfolio (2)
--------------------------------------------------------------------------------------
          Materials - 2.49%
      809  Cleveland-Cliffs, Inc.              $      6.8600     0.00%   $   5,549.74
          Real Estate - 2.50%
       91  Prologis, Inc.                            61.2400     3.14        5,572.84
          Telecommunication Services - 2.50%
      156  AT&T, Inc.                                35.6300     5.61        5,558.28
          Utilities - 2.50%
      200  PPL Corporation                           27.9300     5.87        5,586.00
---------                                                                ------------
    3,922                                                                $ 222,700.68
=========                                                                ============

See "Notes to Portfolios".


Dividend Income Leaders Strategy Portfolio

   Investment Objective. The Portfolio seeks to provide current income and the potential for capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by using an enhanced index strategy[1] to select an equally weighted portfolio of 33 dividend paying stocks derived from each sector of the S&P 1500[R] Index. The selection process seeks to identify the top dividend yielding stocks across the primary market sectors. Invesco Capital Markets, Inc., the Sponsor, implemented the following Portfolio strategy using information available as of the close of business on March 29, 2018 (the "Selection Date"):


   Step 1- Begin with the stocks in the S&P 1500[R] Index

   Step 2- Exclude stocks with a share price of less than $5

   Step 3- Exclude stocks with a market capitalization (share price multiplied by number of shares outstanding) of less than $1 billion

   Step 4- Select 3 stocks with the highest dividend yield from each of the economic sectors as defined by S&P's Global Industry Classification Standard ("GICS"). As of the Selection Date, the economic sectors as defined by GICS are Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate, Telecommunication Services and Utilities.

   A company will also be excluded, and its stock will be replaced with the next highest dividend yielding stock from the same GICS sector, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

----------------------
1 An enhanced index strategy refers to a unit investment trust strategy, sponsored by Invesco Capital Markets, Inc., that seeks to outperform an index by investing in an objectively selected subset of stocks from the same index.


   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o Your Portfolio invests in real estate companies, which includes REITs. Real estate companies and REITs may appreciate or depreciate in value, or pay dividends depending upon global and local economic conditions, changes in interest rates and the strength or weakness of the overall real estate market. Negative developments in the real estate industry will affect the value of your investment more than would be the case in a more diversified investment.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.245%     $2.395
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.179%     $1.752
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.235%     $2.302*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    232
3 years        714
5 years      1,221
10 years     2,606


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from August 10, 2018 through January 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price -- General."


--------------------------------------------------------------------------------
                    Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                            April 9, 2018

Mandatory Termination Date                         July 18, 2019

Estimated Net Annual Income1                   $0.66009 per Unit

Record Date                        10th day of May 2018 and each
                                                month thereafter

Distribution Date                  25th day of May 2018 and each
                                                month thereafter

CUSIP Numbers                                  Cash -- 46141A548
                                           Reinvest -- 46141A555
                                     Fee Based Cash -- 46141A563
                                 Fee Based Reinvest -- 46141A571

--------------------------------------------------------------------------------

1 As of the opening of business on the Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the S&P 1500[R] Index and the S&P 500[R] Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

                  Hypothetical Total Return
----------------------------------------------------------------
                       Hypothetical
                         Strategy        S&P 1500    S&P 500
    Year                  Stocks           Index      Index
----------------------------------------------------------------

    1995                   31.18%          33.23%      37.58%
    1996                   15.87           24.47       22.96
    1997                   28.54           32.93       33.36
    1998                   10.72           26.32       28.58
    1999                   (8.25)          20.25       21.04
    2000                    8.06           (6.97)      (9.10)
    2001                    9.72          (10.64)     (11.89)
    2002                  (12.45)         (21.31)     (22.10)
    2003                   31.05           29.57       28.68
    2004                   16.97           11.77       10.88
    2005                    6.14            5.65        4.91
    2006                   20.49           15.32       15.79
    2007                    6.92            5.53        5.49
    2008                  (32.98)         (36.72)     (37.00)
    2009                   44.13           27.23       26.47
    2010                   19.12           16.38       15.06
    2011                    6.69            1.74        2.11
    2012                    2.56           16.14       16.00
    2013                   38.00           32.79       32.38
    2014                    9.83           13.07       13.68
    2015                  (13.28)           1.00        1.37
    2016                   25.95           13.02       11.95
    2017                    7.98           21.12       21.82
    Through 03/31/18       (7.22)          (0.72)      (0.76)


See "Notes to Hypothetical Performance Tables".


Dividend Income Leaders Strategy Portfolio 2018-2

Portfolio
--------------------------------------------------------------------------------------------
                                                                     Current   Cost of
Number                                                 Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                           per Share (2) Yield (3) Portfolio (2)
--------------------------------------------------------------------------------------------
          Consumer Discretionary - 9.13%
      198  Buckle, Inc.                                $   22.550      12.20%  $   4,464.90
      401  Ford Motor Company                              11.180       6.53       4,483.18
      335  GameStop Corporation - CL A                     13.430      11.32       4,499.05
          Consumer Staples - 9.10%
       70  Altria Group, Inc.                              63.850       4.39       4,469.50
      181  B&G Foods, Inc.                                 24.650       7.55       4,461.65
       90  Universal Corporation of Virginia               49.650       4.43       4,468.50
          Energy - 9.11%
       66  Occidental Petroleum Corporation                67.530       4.56       4,456.98
       79  ONEOK, Inc.                                     56.690       5.43       4,478.51
      184  Williams Companies, Inc.                        24.380       5.58       4,485.92
          Financials - 9.13%
      250  Apollo Commercial Real Estate Finance, Inc.     17.930      10.26       4,482.50
      247  PennyMac Mortgage Investment Trust              18.140      10.36       4,480.58
       97  ProAssurance Corporation                        46.150      12.85       4,476.55
          Health Care - 9.13%
       84  Merck & Co., Inc.                               53.360       3.60       4,482.24
      197  Patterson Companies, Inc.                       22.850       4.55       4,501.45
      127  Pfizer, Inc.                                    35.170       3.87       4,466.59
          Industrials - 9.04%
      339  General Electric Company                        13.060       3.68       4,427.34
+     141  Nielsen Holdings plc                            31.580       4.31       4,452.78
      413  Pitney Bowes, Inc.                              10.730       6.99       4,431.49
          Information Technology - 8.98%
       82  QUALCOMM Incorporated                           53.120       4.67       4,355.84
+      78  Seagate Technology plc                          56.620       4.45       4,416.36
      319  TiVo Corporation                                13.950       5.16       4,450.05
          Materials - 9.07%
       71  Compass Minerals International, Inc.            62.400       4.62       4,430.40
      104  Domtar Corporation                              42.930       4.05       4,464.72
      114  Schweitzer-Mauduit International, Inc.          39.170       4.39       4,465.38
          Real Estate - 9.12%
      259  Global Net Lease, Inc.                          17.300      12.31       4,480.70
      276  Uniti Group, Inc.                               16.240      14.78       4,482.24
      657  Washington Prime Group, Inc.                     6.810      14.68       4,474.17
          Telecommunication Services - 9.09%
      125  AT&T, Inc.                                      35.630       5.61       4,453.75
      260  CenturyLink, Inc.                               17.210      12.55       4,474.60
       94  Verizon Communications, Inc.                    47.480       4.97       4,463.12
          Utilities - 9.10%
       67  Dominion Energy, Inc.                           66.220       5.04       4,436.74
      160  PPL Corporation                                 27.930       5.87       4,468.80
      100  Southern Company                                44.790       5.18       4,479.00
---------                                                                      ------------
    6,265                                                                      $ 147,265.58
=========                                                                      ============

See "Notes to Portfolios".


Large Cap Value Strategy

   Investment Objective. The Portfolio seeks to provide capital appreciation.


   Principal Investment Strategy. The Portfolio seeks to achieve its objective by using an enhanced index strategy[1] to select an equally weighted portfolio of 20 stocks derived from the S&P 500 Value Index. At least 80% of the Portfolio's assets consist of large cap[2] stocks as of the close of business on March 29, 2018 (the "Selection Date"). Invesco Capital Markets, Inc., the Sponsor, implemented the following Portfolio strategy using information available through FactSet as of the close of business on the Selection Date.


   Step 1: Begin with the stocks in the S&P 500 Value Index

   Step 2: Exclude the bottom 20% of stocks based on Market Capitalization

   Step 3: Rank the remaining stocks from the previous step based on the highest 6-Month Relative Sector Performance and exclude all but the highest 100

   Step 4: Rank the remaining 100 stocks from the previous step based on Cash Percentage of Market Capitalization and exclude all but the highest 50

   Step 5: From among the 50 stocks remaining from the previous step, select the 20 stocks with the lowest Price-to-Free Cash Flow for the Portfolio

   No more than 8 of the stocks in the initial portfolio will be selected from any single economic sector (as defined by S&P's Global Industry Classification Standard ("GICS")). If more than 8 stocks in the initial portfolio are from a single economic sector (as defined by GICS), any such additional stock will be replaced with the stock with the next highest rank after Step 5 that is not in the same sector. If any 2 stocks have the same rank after Step 5, the stock bearing the higher rank following Step 4 will be assigned the higher rank for purposes of selecting the final 20 stocks for the Portfolio. In addition, a company will be excluded and its stock will be replaced with the stock with the next highest rank through Step 5, if the company is an affiliate of the Sponsor, or, if based on publicly available information as of the Selection Date, a proposed corporate action would result in it not being the surviving company following a business combination or in its security being delisted.

-------------------
1 An enhanced index strategy refers to a unit investment trust strategy, sponsored by Invesco Capital Markets, Inc., that seeks to outperform an index by investing in an objectively selected subset of stocks from the same index.

2 The S&P 500 Value Index consists of a subset of stocks derived entirely from the S&P 500 Index, which in turn focuses on the large cap segment of the U.S. stock market. Stocks are required to have a market capitalization of at least $6.1 billion for initial inclusion in the S&P 500 Index.


   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Factor Definitions:
   -------------------

   Market Capitalization -- A stock's share price multiplied by the number of shares outstanding.

   Price-to-Free Cash Flow - Stock price divided by last twelve months free cash flow. "Free cash flow" is net income plus depreciation and amortization and deferred income taxes; and minus capital expenditures and common and preferred dividends; all from the cash flow statement.

   6-Month Relative Sector Performance - The percentage return of the stock over the last six months relative to the median return for all stocks in its sector. In other words, a positive value for this metric would reflect that during the time frame a stock generally outperformed stocks of other companies in its sector, while a negative value would reflect that a stock generally underperformed stocks of other companies in the same sector.

   Cash Percentage of Market Capitalization - Cash divided by market capitalization.

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the Portfolio offering or timing of your investment, and Portfolio expenses. The hypothetical performance presented is not the past performance of the Portfolio.

     o The Portfolio invests primarily in stocks of large cap companies. Large cap companies are more mature and may grow more slowly than the economy as a whole and tend to go in and out of favor based on market and economic conditions.

     o The Portfolio is concentrated in securities issued by companies in the financials sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.512%     $5.000
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.270%     $2.630
Supervisory, bookkeeping
  and administrative fees              0.056       0.550
                                     ---------  ---------
Total                                  0.326%     $3.180*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $     267
3 years         819
5 years       1,395
10 years      2,948


-------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from August 10, 2018 through January 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price -- General."


--------------------------------------------------------------------------------
                     Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                            April 9, 2018

Mandatory Termination Date                         July 18, 2019

Estimated Net Annual Income1,2                 $0.14212 per Unit


Record Dates2                             10th day of each month

Distribution Dates2                       25th day of each month


CUSIP Numbers                                  Cash -- 46141A621
                                           Reinvest -- 46141A639
                                     Fee Based Cash -- 46141A647
                                 Fee Based Reinvest -- 46141A654

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in May 2018.


Hypothetical Strategy Performance

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Hypothetical Strategy Stocks") with the stocks in the S&P 500[R] Value Index. Hypothetical total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Hypothetical Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are hypothetical annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the hypothetical total return calculations, see "Notes to Hypothetical Performance Tables".

            Hypothetical Total Return
-------------------------------------------------------
                 Hypothetical
                   Strategy                S&P 500
Year                Stocks               Value Index
-------------------------------------------------------

1996                 20.69%                 21.99%
1997                 36.94                  29.98
1998                 13.10                  14.67
1999                 32.52                  12.72
2000                 13.64                   6.08
2001                 (3.78)                (11.71)
2002                 (6.21)                (20.85)
2003                 33.64                  31.79
2004                 23.40                  15.71
2005                 22.44                   5.82
2006                 24.25                  20.80
2007                  0.30                   1.99
2008                (34.85)                (39.22)
2009                 23.41                  21.18
2010                 20.03                  15.10
2011                  6.80                  (0.48)
2012                 11.84                  17.68
2013                 41.67                  31.99
2014                 13.63                  12.36
2015                 (0.35)                 (3.13)
2016                 12.25                  17.40
2017                 27.32                  15.36
Through 03/31/18     (2.66)                 (3.57)


See "Notes to Hypothetical Performance Tables".


Large Cap Value Strategy 2018-2

Portfolio
-----------------------------------------------------------------------------------
                                                            Current   Cost of
Number                                        Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
-----------------------------------------------------------------------------------
          Consumer Discretionary - 10.00%
      104  Best Buy Company, Inc.             $    70.4900     2.55%  $   7,330.96
      115  Kohl's Corporation                      64.0000     3.81       7,360.00
          Consumer Staples - 5.02%
      310  Kroger Company                          23.7700     2.10       7,368.70
          Energy - 5.02%
+     256  TechnipFMC plc                          28.8500     1.80       7,385.60
          Financials - 40.04%
      104  Discover Financial Services             70.3400     1.99       7,315.36
      235  Fifth Third Bancorp                     31.2400     2.05       7,341.40
      505  Huntington Bancshares, Inc.             14.5600     3.02       7,352.80
       67  JPMorgan Chase & Company               109.0900     2.05       7,309.03
      138  Morgan Stanley                          53.0400     1.89       7,319.52
       50  PNC Financial Services Group, Inc.     147.9500     2.03       7,397.50
      218  Synchrony Financial                     33.8100     1.77       7,370.58
       54  Travelers Companies, Inc.              137.2500     2.10       7,411.50
          Health Care - 5.02%
       26  Humana, Inc.                           283.7300     0.70       7,376.98
          Industrials - 10.00%
      127  Textron, Inc.                           57.8700     0.14       7,349.49
      107  United Continental Holdings, Inc.       68.6300     0.00       7,343.41
          Information Technology - 14.94%
       74  DXC Technology Company                  99.7600     0.72       7,382.24
      435  Hewlett Packard Enterprise Company      16.7000     1.80       7,264.50
      351  HP, Inc.                                20.7800     2.68       7,293.78
          Materials - 9.96%
      418  Freeport-McMoRan, Inc.                  17.3300     1.15       7,243.94
      188  Newmont Mining Corporation              39.2900     1.43       7,386.52
---------                                                             ------------
    3,882                                                             $ 146,903.81
=========                                                             ============

See "Notes to Portfolios".


Notes to Hypothetical Performance Tables

   The hypothetical strategy stocks for each applicable time period in a table were identified by applying the respective Portfolio strategy on the last trading day of the prior period on the principal trading exchange. It should be noted that the stocks in the tables are not the same stocks from year to year and may not be the same stocks as those included in your Portfolio. Hypothetical total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the last trading day of the prior period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the last trading day of the prior period and reducing this amount by typical annual Portfolio operating expenses and sales charges. Average annual total return reflects annualized change while total return reflects aggregate change and is not annualized. The sales charge used for the hypothetical total returns at the beginning of each period is 1.85%. Adjustments were made to reflect events such as stock splits and corporate spinoffs. Hypothetical total return does not take into consideration commissions or taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   The tables represent hypothetical past performance of the related Portfolio strategies (not the Portfolios) and are not guarantees or indications of future performance of any Portfolio. The hypothetical performance is the retroactive application of a strategy designed with the full benefit of hindsight. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect commissions paid by a Portfolio on the purchase of Securities or taxes incurred by Unitholders; the Portfolios are established at different times of the year; a Portfolio may not be able to invest equally in the Securities according to the strategy weightings and may not be fully invested at all times; a Portfolio may be subject to specific investment exclusions or restrictions; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; the stock prices on a strategy's implementation date may be different from prices on the Initial Date of Deposit; extraordinary market events that are not expected to be repeated and may have affected performance; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that your Portfolio will outperform its comparison stock index(es) over its life or future rollover periods, if available. The Sponsor uses data furnished by Bloomberg L.P., Standard & Poor's and FactSet to implement the strategies and to generate the information contained in the tables. These data sources are applied in a consistent manner without the use of discretion. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

   The S&P 500 Index consists of 500 stocks chosen by S&P Dow Jones Indices LLC to be representative of the leaders of various industries.

   The S&P 1500[R] Index is a broad-based, capitalization-weighted index comprised of 1,500 stocks of large-cap, mid-cap, and small-cap U.S. companies.

   The S&P MidCap 400 Index measures the performance of the mid-size company segment of the U.S. stock market. The market value weighted index is based on 400 stocks chosen on the basis of market capitalization, liquidity and industry group representation.

   The S&P SmallCap 600 Index measures the performance of 600 small-cap companies within the U.S. equity universe.

   These indices are unmanaged, are not subject to fees and are not available for direct investment.


Notes to Portfolios


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on April 6, 2018 and have a settlement date of April 10, 2018 (see "The Portfolios").


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                               Profit
                                               Cost to        (Loss) To
                                               Sponsor         Sponsor
                                           ---------------  ---------------

All Cap Core Strategy                      $    931,540     $        (506)
Large Cap Core Strategy                    $    146,857     $         (65)
Mid Cap Core Strategy                      $    247,122     $        (142)
Small Cap Core Strategy                    $    146,934     $        (121)
S&P PowerPicks Portfolio                   $    222,799     $         (98)
Dividend Income Leaders Strategy Portfolio $    147,422     $        (156)
Large Cap Value Strategy                   $    147,001     $         (97)


"+"  indicates that the security was issued by a foreign company.


(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Generally, estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes. In certain cases, this calculation may consider several recently declared dividends in order for the Current Dividend Yield to be more reflective of recent historical dividend rates. When determining the highest dividend-yielding securities for certain of the Portfolios, publicly available information concerning reductions in future dividend payments to be made by an eligible stock may be taken into account.


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Sponsor and Unitholders of Invesco Unit Trusts, Series 1862:

   Opinion on the Financial Statements

   We have audited the accompanying statements of condition (including the related portfolio schedules) of All Cap Core Strategy 2018-2; Large Cap Core Strategy 2018-2; Mid Cap Core Strategy 2018-2; Small Cap Core Strategy 2018-2; S&P PowerPicks Portfolio 2018-2; Dividend Income Leaders Strategy Portfolio 2018-2 and Large Cap Value Strategy 2018-2 (included in Invesco Unit Trusts, Series 1862 (the "Trust")) as of April 9, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of April 9, 2018, in conformity with accounting principles generally accepted in the United States of America.

   Basis for Opinion

   These financial statements are the responsibility of Invesco Capital Markets, Inc., Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

   We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

   Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letters of credit deposited for the purchase of securities as shown in the statements of condition as of April 9, 2018 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

                                                          /s/ GRANT THORNTON LLP

   We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

   New York, New York
   April 9, 2018

                                             STATEMENTS OF CONDITION
                                               As of April 9, 2018

                                                                    All Cap         Large Cap        Mid Cap
                                                                     Core             Core            Core
INVESTMENT IN SECURITIES                                            Strategy        Strategy         Strategy
                                                                ---------------  ---------------  ---------------
Contracts to purchase Securities (1)                            $       931,034  $       146,792  $       246,980
                                                                ---------------  ---------------  ---------------
     Total                                                      $       931,034  $       146,792  $       246,980
                                                                ===============  ===============  ===============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                     $         1,722  $           463  $         1,015
     Deferred sales charge liability (3)                                 12,569            1,982            3,334
     Creation and development fee liability (4)                           4,655              734            1,235
Interest of Unitholders--
     Cost to investors (5)                                              931,034          146,792          246,980
Less: deferred sales charge, creation and development
          fee and organization costs (2)(4)(5)(6)                        18,946            3,179            5,584
                                                                ---------------  ---------------  ---------------
          Net interest to Unitholders (5)                               912,088          143,613          241,396
                                                                ---------------  ---------------  ---------------
     Total                                                      $       931,034  $       146,792  $       246,980
                                                                ===============  ===============  ===============
Units outstanding                                                        93,104           14,680           24,699
                                                                ===============  ===============  ===============
Net asset value per Unit                                        $         9.797  $         9.783  $         9.774
                                                                ===============  ===============  ===============


---------------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.



                                         STATEMENTS OF CONDITION (continued)
                                                As of April 9, 2018

                                                                                   Dividend
                                                                                   Income
                                                  Small Cap          S&P           Leaders         Large Cap
                                                     Core         PowerPicks       Strategy         Value
INVESTMENT IN SECURITIES                           Strategy       Portfolio       Portfolio        Strategy
                                                --------------  --------------  --------------  --------------
Contracts to purchase Securities (1)            $      146,813  $      222,701  $      147,266  $      146,904
                                                --------------  --------------  --------------  --------------
     Total                                      $      146,813  $      222,701  $      147,266  $      146,904
                                                ==============  ==============  ==============  ==============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                     $          684  $          653  $          353  $          735
     Deferred sales charge liability (3)                 1,982           3,007           1,988           1,983
     Creation and development fee liability (4)            734           1,114             736             735
Interest of Unitholders--
     Cost to investors (5)                             146,813         222,701         147,266         146,904
Less: deferred sales charge, creation and
          development fee and organization
          costs (2)(4)(5)(6)                             3,400           4,774           3,077           3,453
                                                --------------  --------------  --------------  --------------
          Net interest to Unitholders (5)              143,413         217,927         144,189         143,451
                                                --------------  --------------  --------------  --------------
     Total                                      $      146,813  $      222,701  $      147,266  $      146,904
                                                ==============  ==============  ==============  ==============
Units outstanding                                       14,682          22,271          14,727          14,691
                                                ==============  ==============  ==============  ==============
Net asset value per Unit                        $        9.768  $        9.786  $        9.791  $        9.765
                                                ==============  ==============  ==============  ==============


---------------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.



THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Invesco Capital Markets, Inc., as Sponsor, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of securities. Each Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts, the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is described in the individual Portfolio sections. There is no assurance that a Portfolio will achieve its objective.


   The Portfolios seek to achieve better performance than their related indices. The investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

   Except as described herein, the publishers of the indices have not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and have not approved any information herein relating thereto. The publishers of these indices are not affiliated with the Sponsor.


   S&P PowerPicks Portfolio. The Sponsor, on behalf of the S&P PowerPicks Portfolio has entered into a license agreement with Standard & Poor's Investment Advisory Services LLC ("SPIAS") under which the S&P PowerPicks Portfolio is granted licenses to use certain trademarks and trade names, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of the S&P PowerPicks Portfolio. "Standard & Poor's[R]", "S&P 500[R]" "S&P Capital IQ[R]," and "S&P[R]" are registered trademarks of S&P Global or its affiliates and have been licensed for use by Invesco Capital Markets, Inc. and the S&P PowerPicks Portfolio. The S&P PowerPicks Portfolio is not sponsored, managed, sold or promoted by SPIAS and its affiliates.

   The Portfolio Consultant of the S&P PowerPicks Portfolio is not an affiliate of the Sponsor. The Portfolio Consultant may use the list of Securities in its independent capacity to distribute this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the S&P PowerPicks Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant may act as agent or principal in connection with the purchase and sale of securities, including the Securities. The Portfolio Consultant may also issue reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.

   All Cap Core Strategy, Large Cap Core Strategy, Mid Cap Core Strategy, Small Cap Core Strategy, Dividend Income Leaders Strategy Portfolio and Large Cap Value Strategy. The S&P 500 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index and S&P 1500 Index (collectively, the "Indices") are products of S&P Dow Jones Indices LLC ("S&P DJI"), and have been licensed for use by Invesco Capital Markets, Inc. "Standard & Poor's[R]", "S&P[R]", "S&P 500[R]", "S&P MidCap 400[R]", "S&P SmallCap 600[R]" and "S&P 1500[R]" are registered trademarks of S&P Global ("S&P") or its affiliates and these trademarks have been licensed for use by S&P DJI and sublicensed for certain purposes by Invesco Capital Markets, Inc. The Portfolios are not sponsored, endorsed, sold or promoted by S&P DJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the Indices.

   Neither the Portfolio Consultant, if any, nor the Sponsor manages your Portfolio. You should note that the Portfolio Consultant or the Sponsor, as applicable, applied the selection criteria to the Securities for inclusion in the Portfolios, and that the Sponsor ultimately selected the Portfolios. After the initial selection date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund. In addition, because the Large Cap Value Strategy holds a relatively small number of stocks, you may encounter more price volatility than would occur in an investment diversified among a greater number of stocks.


   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time. If dividends received by your Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for a Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".


   Strategy Correlation. The Portfolios each involve the risk that their performance will not sufficiently correspond with the published hypothetical performance of a Portfolio's investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the portfolios are created at various times during the year and have 15 month terms,

     o    a Portfolio may not be fully invested at all times, and

     o    fees and expenses of a Portfolio.

   Smaller Capitalization Companies. The All Cap Core Strategy, Mid Cap Core Strategy, and Small Cap Core Strategy invest significantly in stocks of small capitalization and mid capitalization (collectively "smaller cap") companies. Investing in stocks of smaller cap companies may involve greater risk than investing in stocks of larger capitalization companies, since they can be subject to more abrupt or erratic price movements. Many smaller cap companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of smaller cap companies is relatively higher than larger, older and more mature companies. This greater price volatility of smaller cap companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some smaller cap companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

   Industry Risks. The Portfolios each invest significantly in certain industries. Any negative impact on these industries will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Discretionary and Consumer Staples Issuers. The Small Cap Core Strategy and the S&P PowerPicks Portfolio invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.

   Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

   Financial Services Issuers. The All Cap Core Strategy, the Large Cap Core Strategy, the Mid Cap Core Strategy, the Small Cap Core Strategy, the S&P PowerPicks Portfolio and the Large Cap Value Strategy invest significantly in financial services companies. Companies in the financial services industry include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, industrial finance and leasing, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment and real estate, including real estate investment trusts. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; the rate of corporate and consumer defaults; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; extensive government regulation; and the overall health of the U.S. and international economies. Due to the wide variety of companies in the financial services sector, they may behave and react in different ways in response to changes in economic and market conditions.

   Companies in the financial services sector are subject to several distinct risks. Such companies may be subject to systematic risk, which may result due to factors outside the control of a particular financial institution -- like the failure of another, significant financial institution or material disruptions to the credit markets -- that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates, and may be disproportionally affected as a result of volatile and/ or rising interest rates.

   Certain financial services companies may themselves have concentrated portfolios, which makes them vulnerable to economic conditions that affect that industry. Companies in this sector are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses.

   The financial services sector may be adversely affected by global developments including recessionary conditions, deterioration in the credit markets and concerns over sovereign debt. This may increase the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. In addition, the liquidity of certain debt instruments may be reduced or eliminated due to the lack of available market makers. There can be no assurance that the risks associated with investment in financial services issuers will decrease even assuming that the U.S. and/or foreign governments and agencies take steps to address problems that may arise.

   Most financial services companies are subject to extensive governmental regulation, which limits their activities and may affect their ability to earn a profit from a given line of business. This also exposes financial services issuers to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate. Challenging economic and political conditions, along with increased public scrutiny during the past several years, led to new legislation and increased regulation in the U.S. and abroad, creating additional difficulties for financial institutions. Regulatory initiatives and requirements that were proposed around the world may be inconsistent or may conflict with previous regulations to which financial services issuers were subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. Proposed or enacted regulations may further limit the amounts and types of loans and other financial commitments certain financial services issuers can make, and further, may limit the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company's ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company's revenue or impose additional fees, limit the scope of their activities, increase assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.


   Among the most prominent pieces of U.S. legislation following the 2008 financial crisis was the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted into federal law on July 21, 2010. The Dodd-Frank Act included reforms and refinements to modernize existing laws to address emerging risks and issues in the nation's evolving financial system. It also established entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd-Frank Act intended to cover virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. In particular, certain provisions of the Dodd-Frank Act increased the capital requirements of certain financial services companies supervised by the Federal Reserve, resulting in such companies incurring generally higher deposit premiums. These types of regulatory changes may have adverse effects on certain financial services issuers and could lead to decreases in such issuers' profits or revenues. In addition, under the current political administration, it is possible that there will be significant changes to, or potential repeal of, the Dodd Frank Act and other related laws and regulations. The Sponsor is unable to predict the impact that such changes may have on financial services issuers.


   Financial services companies in foreign countries are also subject to regulatory and interest rate concerns. In particular, government regulation in certain foreign countries may include controls on interest rates, credit availability, prices and currency transfers. The departure of any European Union ("EU") member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. More recently, there is uncertainty regarding the state of the EU following the United Kingdom's ("U.K.") initiation on March 27, 2017, of the process to exit from the EU ("Brexit"). One of the key global concerns that may continue to provide uncertainty in the markets is that the U.K. could be just the first of more EU countries to leave the union. The effect that Brexit may have on the global financial markets or on the financial services companies in your Portfolio is uncertain.

   Commercial banks (including "money center" regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition. The profitability of these businesses is to a significant degree dependent on the availability and cost of capital funds. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies.

   Insurance companies are particularly subject to government regulation and rate setting, potential antitrust and tax law changes, and industry-wide pricing and competition cycles. Property and casualty insurance companies also may be affected by weather, terrorism, long-term climate changes, and other catastrophes. Life and health insurance companies may be affected by mortality and morbidity rates, including the effects of epidemics. Individual insurance companies may be exposed to reserve inadequacies, problems in investment portfolios (for example, real estate or "junk" bond holdings) and failures of reinsurance carriers.

   Many of the investment considerations discussed in connection with banks and insurance companies also apply to other financial services companies. These companies are subject to extensive regulation, rapid business changes, and volatile performance dependent on the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

   The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   Industrials Issuers. The Mid Cap Core Strategy and the Small Cap Core Strategy invest significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, domestic and international politics, excess capacity and consumer spending trends. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers. Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

   Technology Issuers. The All Cap Core Strategy, the Large Cap Core Strategy, the Mid Cap Core Strategy and the S&P PowerPicks Portfolio invest significantly in the technology sector which includes information technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions.

   Companies in this sector face risks from rapid changes in technology, competition, dependence on certain suppliers and supplies, rapid obsolescence of products or services, patent termination, frequent new products and government regulation. These companies can also be adversely affected by interruption or reduction in supply of components or loss of key customers and failure to comply with certain industry standards.

   An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology can have a negative impact on the company's results. Information technology companies may also be smaller and/or less experienced companies with limited product lines, markets or resources. Stocks of some Internet companies have high price-to-earnings ratios with little or no earnings histories. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.


   Real Estate Companies. The Dividend Income Leaders Strategy Portfolio invests significantly in real estate investment companies which may include real estate investment trusts ("REITs"), and, to a lesser extent, real estate investment companies ("REOCs") (collectively "real estate companies"). You should understand the risks of real estate companies before you invest. Many factors can have an adverse impact on the performance of a particular real estate company, including its cash available for distribution, the credit quality of a particular company or the real estate industry generally. The success of real estate companies depends on various factors, including the quality of property management, occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, over-building, tax law changes, environmental issues, higher interest rates or excessive speculation can all negatively impact these companies, their future earnings and share prices.


   Risks associated with the direct ownership of real estate include, among other factors,

     o    general U.S. and global as well as local economic conditions,

     o    decline in real estate values,

     o    possible lack of availability of mortgage funds,

     o    the financial health of tenants,

     o    over-building and increased competition for tenants,

     o    over-supply of properties for sale,

     o    changing demographics,

     o    changes in interest rates, tax rates and other operating expenses,

     o    changes in government regulations,

     o    faulty construction and the ongoing need for capital improvements,

     o regulatory and judicial requirements, including relating to liability for environmental hazards,

     o the ongoing financial strength and viability of government sponsored enterprises, such as Fannie Mae and Freddie Mac,

     o    changes in neighborhood values and buyer demand, and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. Properties owned by a company may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that real estate companies may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires securities at or near the top of the cycle, there is increased risk of a decline in value of the securities during the life of your Portfolio. Real estate companies are also subject to defaults by borrowers and the market's perception of the real estate industry generally.

   Because of the structure of certain real estate companies, and legal requirements in many countries that these companies distribute a certain minimum amount of their taxable income to shareholders annually, real estate companies often require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, many real estate companies historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected security market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when companies continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

   Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.


   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in your Portfolio, or on the tax treatment of your Portfolio or of your investment in a Portfolio. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.


   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 1.85% of the Public Offering Price per Unit (1.885% of the aggregate offering price of the Securities) at the time of purchase.

   The initial sales charge is the difference between the total sales charge amount (maximum of 1.85% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.185 per Unit). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.135 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 1.85% of the Public Offering Price per Unit.

   The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.259 (1.85% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.074, a deferred sales charge of $0.135 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Portfolio. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.111 (1.85% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.074, a deferred sales charge of $0.135 and a creation and development fee of $0.050.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.


   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "fee based" charge ("Fee Based") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is "Fee Based Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the "Fee Accounts" section found below.


   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, fees paid to any Portfolio Consultant for assisting the Sponsor in the selection of securities, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 1.25% of the Public Offering Price per Unit.

   Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust's initial offering period. For purposes of this concession, trusts designated as either "Invesco Unit Trusts, Taxable Income Series" or "Invesco Unit Trusts, Municipal Series" are fixed income trusts, and trusts designated as "Invesco Unit Trusts Series" are equity trusts. In addition to the regular concessions or agency commissions described above in "Unit Sales Concessions" all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

                                    Volume Concession
                                    -----------------
      Total Sales                Equity Trust Fixed Income
      (in millions)                 Units     Trust Units
----------------------------------------------------------
$25 but less than $100              0.035%       0.035%
$100 but less than $150             0.050        0.050
$150 but less than $250             0.075        0.075
$250 but less than $1,000           0.100        0.100
$1,000 but less than $5,000         0.125        0.100
$5,000 but less than $7,500         0.150        0.100
$7,500 or more                      0.175        0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of these Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," above, any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended ("1934 Act").

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------


   As described above, Units may be available for purchase by investors in Fee Accounts where a Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).


Initial sales charge             0.00%
Deferred sales charge            0.00
                                 -----
      Transactional sales charge 0.00%
                                 =====
Creation and development fee     0.50%
                                 -----
      Total sales charge         0.50%
                                 =====


   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under "Essential Information," either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."


RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------


   Distributions. With respect to the Large Cap Value Strategy, the Trustee will generally distribute the cash held in the Income and Capital Accounts of your Portfolio, net of expenses, on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of your Portfolio's net asset value. With respect to all other Portfolios, dividends, interest (for the Dividend Income Leaders Strategy Portfolio, pro rated on an annual basis), net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Essential Information". Distributions made by the REITs in the S&P PowerPicks Portfolio and the Dividend Income Leaders Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see "Taxation--Distributions"). In addition, the Portfolios will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally two business days after Units are ordered, or any shorter period as may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends, interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.


   With respect to the Dividend Income Leaders Strategy Portfolio, the income distribution to the Unitholders of the Portfolio as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of each Unitholder's pro rata share of the estimated net annual income distributions in the Income Account. Because income payments are not received by the Portfolio at a constant rate throughout the year, such distributions to Unitholders may be more or less than the amount credited to the Income Account as of the Record Date. For the purpose of minimizing fluctuation in the distributions from the Income Account, the Trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Income Account on the ensuing Record Date.


   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." Generally, the estimate of the income a Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). In certain cases, estimated net annual income may also be based upon several recently declared dividends of an issuer. However, common stocks do not assure dividend payments and therefore the amount of future income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See "Taxation".


   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio's termination. The Portfolios generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see "Rollover" below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

   Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect your Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to your Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. With respect to the Large Cap Value Strategy, the Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   For all Portfolios except the Large Cap Value Strategy, the Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Your Portfolio will terminate on the Mandatory Termination Date specified under "Essential Information" or upon the sale or other disposition of the last Security held in the Portfolio. Your Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Your Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If your Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2017, the total stockholders' equity of Invesco Capital Markets, Inc. was $100,102,806.15 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $937.6 billion as of December 31, 2017.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION - LARGE CAP VALUE STRATEGY
--------------------------------------------------------------------------------

   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolio. Tax laws and interpretations are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which become effective in 2018 and may affect your investment in the Portfolio in a number of ways, including possible unintended consequences. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences of an investment in the Portfolio.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the tax treatment of the assets to be deposited in the Portfolio.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Assets of the Portfolio. The Large Value Strategy Portfolio is expected to hold shares of stock in corporations that are treated as equity for federal income tax purposes. It is possible that your Portfolio will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. We refer to the assets held by the Portfolio as "Portfolio Assets".

   Portfolio Status. If the Portfolio is at all times operated in accordance with the documents establishing your Portfolio and certain requirements of federal income tax law are met, your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains), if any from each Portfolio Asset when such income would be considered to be received by you if you directly owned the Portfolio Assets. This tax treatment applies even if you elect to have your distributions reinvested into additional Units. In addition, the income from Portfolio Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Portfolio expenses.

   Your Tax Basis and Income or Loss Upon Disposition. If you dispose of your Units or redeem your Units for cash, you will generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units disposed of from your proceeds received in the transaction. You also generally will recognize taxable gain or loss if your Portfolio disposes of Portfolio Assets. Your initial tax basis in each Portfolio Asset is determined by apportioning the cost of your Units, including sales charges, among the Portfolio Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, your tax basis in certain Portfolio Assets must be adjusted after you acquire your Units.

   If you are an individual, the maximum marginal federal tax rate for net capital gain currently is generally 20%. Dividends and net capital gains also are subject to a 3.8% federal tax on net investment income for taxpayers at higher income levels.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended (the "Code"), however, treats certain capital gains as ordinary income in special situations. The deductibility of capital losses is subject to limitations under the Code, including generally a maximum deduction against ordinary income of $3,000 per year.

   Dividends from Stocks. Certain dividends received by non-corporate Unitholders with respect to the stocks may qualify to be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These are generally referred to as qualified dividends.

   Dividends Received Deduction. Generally, a domestic corporation owning Units in the Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by the Portfolio. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   Cash Distributions, Rollovers and Exchanges. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be rolled into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash, or in connection with the exchange of your Units of the Portfolio for units of another trust (deemed sale and subsequent deemed repurchase), will generally be disallowed to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical assets under the wash sale provisions of the Code. The deductibility of capital losses is subject to other limitations in the tax law.

   In Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in kind distribution of Portfolio Assets when you redeem your Units. By electing to receive an in kind distribution, you will receive Portfolio Assets plus, possibly, cash. You generally will not recognize gain or loss if you only receive whole Portfolio Assets in exchange for the identical amount of your pro rata portion of the same Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional portion of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional portion.

   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. However, recent tax legislation has suspended the deductibility of expenses characterized as miscellaneous itemized deductions, which include investment expenses.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), distributions of dividends and interest from your Portfolio generally are subject to U.S. federal income taxes, including withholding taxes, unless certain conditions for exemption from U.S. taxation are met. Gains from the sale or redemption of your Units may not be subject to U.S. federal income taxes if you are not otherwise subject to net income taxation in the United States. In the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding, subject to any applicable treaty. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt from U.S. taxation. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations,
(ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA applies: (i) with respect to distributions from your Portfolio and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2019. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

   Foreign Taxes. Some distributions or income earned by your Portfolio may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes by the Portfolio.


   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (formerly 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.


   New York Tax Status. Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation subject to the New York State franchise tax and the New York City general corporation tax. You should consult your tax advisor regarding potential federal, foreign, state or local taxation with respect to your Units based on your individual circumstances.

TAXATION - ALL OTHER PORTFOLIOS
--------------------------------------------------------------------------------

   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of your Portfolio. Tax laws and interpretations are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which become effective in 2018 and may affect your investment in a Portfolio in a number of ways, including possible unintended consequences. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of an investment in a Portfolio.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Portfolio Status. Your Portfolio intends to elect and to qualify annually as a "regulated investment company" ("RIC") under the federal tax laws. If your Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

   Distributions. Portfolio distributions are generally taxable to you. However, with respect to the S&P PowerPicks Portfolio, investments in MLPs may lead to a significant portion of your distributions qualifying as returns of capital in some years. Such returns of capital would lower your tax basis in your Units. After the end of each year, you will receive a tax statement reporting your Portfolio's distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at the capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from the Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder's basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

   A distribution paid by your Portfolio reduces the Portfolio's net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive in the transaction. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

   In certain circumstances, ordinary income dividends received by an individual Unitholder from a regulated investment company such as your Portfolio may be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for the capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

   In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, subject to certain limitations on the deductibility of losses under the tax law.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

   Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. Recent legislation, effective in 2018, has suspended the deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that your Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However distributions received by a foreign investor from your Portfolio that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations,
(ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA applies: (i) with respect to distributions from your Portfolio and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2019. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes if your Portfolio meets certain requirements for passing through such deductions or credits to you.


   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.


   Investors should consult their tax advisors concerning the federal, state, local and foreign tax consequences of investing in your Portfolio.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, fees paid to any Portfolio Consultant for assisting the Sponsor in the selection of securities, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The S&P PowerPicks Portfolio will pay a license fee to SPIAS, a wholly owned subsidiary of S&P Global Inc. for use of certain trademarks and other property. The All Cap Core Strategy, Large Cap Core Strategy, Mid Cap Core Strategy, Small Cap Core Strategy, Large Cap Value Strategy and Dividend Income Leaders Strategy Portfolio will each pay a license fee to S&P DJI for use of certain trademarks and other property.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.


TABLE OF CONTENTS
---------------------------------------------------
       Title                                   Page
---------------------------------------------------

   All Cap Core Strategy                         2
   Large Cap Core Strategy                      12
   Mid Cap Core Strategy                        19
   Small Cap Core Strategy                      26
   S&P PowerPicks Portfolio                     33
   Dividend Income Leaders Strategy Portfolio   39
   Large Cap Value Strategy                     44
   Notes to Hypothetical Performance Tables     49
   Notes to Portfolios                          50
   Report of Independent Registered
     Public Accounting Firm                     51
   Statements of Condition                      52
   The Portfolios                              A-1
   Objectives and Securities Selection         A-2
   Risk Factors                                A-3
   Public Offering                             A-9
   Retirement Accounts                        A-13
   Fee Accounts                               A-13
   Rights of Unitholders                      A-14
   Portfolio Administration                   A-17
   Taxation - Large Cap Value Strategy        A-20
   Taxation - All Other Portfolios            A-22
   Portfolio Operating Expenses               A-25
   Other Matters                              A-26
   Additional Information                     A-26


-----------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                    U-EMSPRO1862

                                   PROSPECTUS
                            ------------------------
                                 April 9, 2018


                          All Cap Core Strategy 2018-2

                         Large Cap Core Strategy 2018-2

                          Mid Cap Core Strategy 2018-2

                         Small Cap Core Strategy 2018-2

                        S&P PowerPicks Portfolio 2018-2

                        Dividend Income Leaders Strategy
                                Portfolio 2018-2

                        Large Cap Value Strategy 2018-2



              Please retain this prospectus for future reference.



INVESCO



                             Information Supplement


All Cap Core Strategy 2018-2

Large Cap Core Strategy 2018-2

Mid Cap Core Strategy 2018-2

Small Cap Core Strategy 2018-2

S&P PowerPicks Portfolio 2018-2

Dividend Income Leaders Strategy Portfolio 2018-2

Large Cap Value Strategy 2018-2

--------------------------------------------------------------------------------

   This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                               Table of Contents

                                                         Page

                 Risk Factors                              2
                 Sponsor Information                       7
                 Trustee Information                       8
                 Taxation                                  9
                 Portfolio Termination                    10


INVESCO


RISK FACTORS

   Price Volatility. Because the Portfolios invest in securities of U.S. and foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall. Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because the Large Cap Value Portfolio holds a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

   Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.


   Consumer Discretionary and Consumer Staples Issuers. The Small Cap Core Strategy and the S&P PowerPicks Portfolio may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

   Financial Services Issuers. An investment in Units of the All Cap Core Strategy, the Large Cap Core Strategy, the Mid Cap Core Strategy, the Small Cap Core Strategy, the S&P PowerPicks Portfolio and the Large Cap Value Strategy should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.


   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition.

   Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   Technological advances allow nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks continue to face tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   The Securities and Exchange Commission ("SEC") and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be enacted in the future. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. The Sponsor makes no prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on your Portfolio.

   The Federal Reserve Board ("FRB") has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies.

   Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause nonconforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because your Portfolio will pay brokerage or acquisition fees.

   Standard & Poor's Investment Advisory Services LLC. The Sponsor, on behalf of the S&P PowerPicks Portfolio as described in the prospectus, has entered into a license agreement with Standard & Poor's Investment Advisory Services, LLC ("SPIAS") under which the S&P PowerPicks Portfolio is granted licenses to use certain trademarks and trade names, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of the S&P PowerPicks Portfolio. "Standard & Poor's[R]", "S&P 500[R]", "S&P Capital IQ[R]" and "S&P[R]" are registered trademarks of S&P Global or its affiliates and have been licensed for use by Invesco Capital Markets, Inc. and the S&P PowerPicks Portfolio. The S&P PowerPicks Portfolio is not sponsored, managed, sold or promoted by SPIAS and its affiliates.

   SPIAS is a registered investment advisor and a wholly owned subsidiary of S&P Global. SPIAS is a consultant and provides investment recommendations to the Sponsor for the S&P PowerPicks Portfolio. SPIAS does not provide advice to underlying clients of the firms to which it provides services. SPIAS does not act as a "fiduciary" or as an "investment manager", as defined under ERISA, to any investor. SPIAS is not responsible for client suitability. Past performance is not indicative of future returns.

   SPIAS and its affiliates do not sponsor, endorse, sell, promote or manage any investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on a SPIAS investment strategy or the constituents or the returns of any S&P Dow Jones Indices LLC ("S&P DJI") index. SPIAS and its affiliates make no representation regarding the advisability of investing in any such investment fund or other vehicle. S&P DJI receives compensation in connection with licensing its indices to third parties. With respect to recommendations made by SPIAS, investors should realize that such recommendations are provided only as a general guideline. SPIAS does not take into account any information about any investor or any investor's assets when providing its services. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. Individual investors should ultimately rely on their own judgment and/or the judgment of a financial advisor in making their investment decisions.

   S&P Global, SPIAS, and their affiliates (collectively S&P), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P, "S&P Parties") do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

   S&P's opinions and analyses do not address the suitability of any security. S&P does not act as a fiduciary or an investment advisor except when registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

   S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

   S&P provide a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

   SPIAS may consider research and other information from affiliates in making its investment recommendations.

   The S&P PowerPicks Portfolio and any other investment fund or other vehicle that is offered by third parties that uses an index of S&P DJI as a benchmark or measure of performance, bears the "S&P" or "Standard & Poor's" mark, and/or seeks to provide an investment return based on the returns of any an index of S&P DJI are not sponsored, endorsed, sold or promoted by SPIAS and its affiliates. SPIAS and its affiliates make no representation or warranty, express or implied, to the owners of the S&P PowerPicks Portfolio or any member of the public regarding the advisability of investing in securities generally or in the S&P PowerPicks Portfolio particularly or the ability of the S&P 500 Index or any other S&P Index indices to track general stock market performance. The S&P 500 Index is determined, composed and calculated by S&P DJI without regard to the S&P PowerPicks Portfolio. S&P DJI has no obligation to take the needs of the owners of the S&P PowerPicks Portfolio into consideration in determining, composing or calculating the S&P 500 Index or any other S&P Index indices.

   The S&P 500 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index and S&P 1500 Index (collectively, the "Indices") are products of S&P DJI, and have been licensed for use by Invesco Capital Markets, Inc. "Standard & Poor's[R]", "S&P[R]", "S&P 500[R]", "S&P MidCap 400[R]", "S&P SmallCap 600[R]" and "S&P
1500[R]" are registered trademarks of S&P Global or its affiliates; and these trademarks have been licensed for use by S&P DJI and sublicensed for certain purposes by Invesco Capital Market, Inc. The Portfolios are not sponsored, endorsed, sold or promoted by S&P DJI, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly or the ability of the Indices to track general market performance. S&P Dow Jones Indices' only relationship to Invesco Capital Market, Inc. with respect to the Indices is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to Invesco Capital Markets, Inc. or the Portfolios. S&P Dow Jones Indices have no obligation to take the needs of Invesco Capital Markets, Inc. or the owners of the Portfolios into consideration in determining, composing or calculating the Indices. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Portfolios or the timing of the issuance or sale of the Portfolios or in the determination or calculation of the equation by which the Portfolios are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Portfolios. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Portfolios currently being issued by Invesco Capital Markets, Inc., but which may be similar to and competitive with the Portfolios. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Indices.

   S&P DJI DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDICES. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE SPONSOR OR OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.

   Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION


   Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2017, the total stockholders' equity of Invesco Capital Markets, Inc. was $100,102,806.15 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $937.6 billion as of December 31, 2017. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

   Regulated Investment Companies. The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   The federal income tax summary below and in the prospectus is based in part on the advice of counsel to the Portfolios. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by the Portfolios.

   The Portfolios intend to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code") and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, a Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of a Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of a Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which a Portfolio controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

   As a regulated investment company, a Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If a Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, a Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, the Portfolios intend to make its distributions in accordance with the calendar year distribution requirement. Further, if a Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains
(i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be sufficient to eliminate all taxes on the Trust for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

   If a Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income.

   Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if you have been notified by the IRS that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you provide the required information or certification.

   If your Portfolio is treated as holding directly or indirectly 10 percent or more of the combined value or voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. In such circumstances, your Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


                                                                    U-EMSSUP1862


                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

             The Facing Sheet of Form S-6.
             The Prospectus.
             The Undertaking to File Reports.
             The Signatures.
             The Written Consents of Legal Counsel, Initial Evaluator and
                Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     2.2 Agreements. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 461 (File No. 333-118793) dated October 1, 2004 and Invesco Unit Trusts, Series 1420 (File No. 333-193815) dated April 10, 2014.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.2  Tax Opinion.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1672 (File No. 333-212038) dated August 1, 2016.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Invesco Unit Trusts, Series 1862, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658 and Series 1775 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 1862 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 9th day of April, 2018.

                                                INVESCO UNIT TRUSTS, SERIES 1862

                                 BY: INVESCO CAPITAL MARKETS, INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President


   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on April 9, 2018, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

         SIGNATURE                            TITLE

Steven Massoni                 Director and Co-President

M. Kevin Cronin                Director and Co-President

Mark W. Gregson                Chief Financial Officer

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)

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*    An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.